     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 6, 1995


                                                       REGISTRATION NO. 33-88768
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 3


                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                              MICROS SYSTEMS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                     MARYLAND                                          52-1101488
          (STATE OR OTHER JURISDICTION OF                           (I.R.S. EMPLOYER
          INCORPORATION OR ORGANIZATION)                           IDENTIFICATION NO.)

            12000 BALTIMORE AVENUE, BELTSVILLE, MARYLAND 20705-1291
                                 (301) 210-6000
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

           A. L. GIANNOPOULOS, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              MICROS SYSTEMS, INC.
            12000 BALTIMORE AVENUE, BELTSVILLE, MARYLAND 20705-1291
                                 (301) 210-6000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   Copies to:

    JOHN T. CONNOR, JR., ESQ.          KRIS F. HEINZELMAN, ESQ.         GERALD S. TANENBAUM, ESQ.
        CHADBOURNE & PARKE             CRAVATH, SWAINE & MOORE           CAHILL GORDON & REINDEL
       30 ROCKEFELLER PLAZA               825 EIGHTH AVENUE                   80 PINE STREET
     NEW YORK, NEW YORK 10112          NEW YORK, NEW YORK 10019          NEW YORK, NEW YORK 10005

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

PROSPECTUS                   Subject to Completion

                                 March 6, 1995

4,400,000 Shares
MICROS(R)

MICROS SYSTEMS, INC.
Common Stock
(par value $.025 per share)

All of the shares of Common Stock, par value $.025 per share (the "Common Stock"), of MICROS Systems, Inc. (the "Company") offered hereby are being sold by Westinghouse Electric Corporation (the "Selling Stockholder"). See "Principal and Selling Stockholder." The Company will not receive any proceeds from the sale of such shares.


The Common Stock is quoted on the Nasdaq National Market under the symbol "MCRS." On March 3, 1995, the reported last sale price for the Common Stock, as quoted on the Nasdaq National Market, was $30.00 per share. See "Price Range of Common Stock and Dividend Policy."


SEE "CERTAIN INVESTMENT CONSIDERATIONS" FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------------------------------
                                                                                         PROCEEDS TO
                                                 PRICE TO           UNDERWRITING           SELLING
                                                  PUBLIC            DISCOUNT(1)         STOCKHOLDER(2)
- --------------------------------------------------------------------------------------------------------
Per Share                                   $                    $                    $
- --------------------------------------------------------------------------------------------------------
Total(3)                                    $                    $                    $
- --------------------------------------------------------------------------------------------------------

(1) The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Selling Stockholder estimated at $900,000.
(3) The Selling Stockholder has granted the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 449,123 shares of Common Stock on the same terms as set forth above, solely to cover over-allotments, if any. If such over-allotment option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds
to Selling Stockholder will be $          , $          and $          ,
respectively. See "Underwriting."

The shares of Common Stock offered by this Prospectus are being offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to approval of certain legal matters by Cahill Gordon & Reindel, counsel for the Underwriters, and certain other conditions. It is expected that delivery of certificates representing the shares of Common
Stock will be made against payment therefor on or about           , 1995 at the
offices of J.P. Morgan Securities Inc., 60 Wall Street, New York, New York
10260.

J.P. MORGAN SECURITIES INC.
                             MORGAN STANLEY & CO.
                                    INCORPORATED
                                                    SMITH BARNEY INC.

             , 1995

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10b-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."

No person is authorized to give any information or to make any representation not contained or incorporated by reference in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, the Selling Stockholder or any Underwriter. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

                               TABLE OF CONTENTS

                                              Page
Available Information.......................      3
Incorporation of Certain Documents by
  Reference.................................      3
Prospectus Summary..........................      4
Certain Investment Considerations...........      6
The Company.................................      8
Price Range of Common Stock and
  Dividend Policy...........................      8
Use of Proceeds.............................      9
Capitalization..............................      9
Selected Consolidated Financial
  Information...............................     10

                                              Page
Management's Discussion and Analysis of
  Financial Condition and Results
  of Operations.............................     11
Business....................................     15
Management..................................     20
Principal and Selling Stockholder...........     23
Description of Capital Stock................     24
Underwriting................................     26
Legal Matters...............................     27
Experts.....................................     27
Index to Consolidated Financial
  Statements................................    F-1

                             AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission at the Commission's office at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the Commission at 7 World Trade Center, New York, New York 10048 and 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Common Stock is quoted on the Nasdaq National Market and reports, proxy statements and other information concerning the Company can be inspected and copied at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

This Prospectus does not contain all the information set forth in the Registration Statement of which this Prospectus is a part, or any amendments thereto, certain portions of which have been omitted pursuant to the Commission's rules and regulations. The information so omitted may be obtained from the Commission's principal office in Washington, D.C. upon payment of the fees prescribed by the Commission. Any statements contained herein concerning the provisions of any document are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents heretofore filed by the Company with the Commission (File No. 0-9993) are incorporated herein by reference:

        (i) the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1994;

        (ii) the Company's Quarterly Reports on Form 10-Q for the quarterly periods ended September 30, 1994 and December 31, 1994;

        (iii) the Company's Current Reports on Form 8-K dated October 11, 1994, November 14, 1994 and February 28, 1995; and

        (iv) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A dated October 23, 1981 by incorporation by reference to the Company's Registration Statement on Form S-1 (Registration No. 2-69969) and in the amendment to the Company's Charter filed December 8, 1986 included as part of
              Exhibit 3 to the Company's Annual Report of Form 10-K for the fiscal year ended June 30, 1990.

All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus. The Company will provide without charge to each person to whom this Prospectus is delivered, upon such person's written or oral request, a copy of any and all of the documents that have been incorporated by reference in this Prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Any such request should be directed to the Corporate Secretary of MICROS Systems, Inc., 12000 Baltimore Avenue, Beltsville, Maryland 20705-1291 (telephone number (301) 210-6000).

                               PROSPECTUS SUMMARY

The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information included and incorporated by reference in this Prospectus. References to MICROS or the Company herein shall refer to MICROS Systems, Inc. and its subsidiaries, unless the context otherwise indicates.

                                  THE COMPANY

The Company is a leading worldwide designer, manufacturer, supplier and servicer of point-of-sale ("POS") computer systems for hospitality providers, principally full service and fast food restaurants, including restaurants located in hotels and other lodging establishments. MICROS POS systems consist of terminals, display devices, printers, computers and software which provide transaction processing, in-store control and information management capabilities. The Company's POS systems, which are installed in over 32,000 independent, national and international full service and fast food restaurants, enable users to control operations and inventory, enhance customer service efficiency, reduce labor costs, increase productivity and improve planning and reporting. MICROS is a major supplier of POS systems to full service restaurants such as T.G.I. Friday's, Family Restaurants, Perkins, Planet Hollywood and Ruby Tuesday's, to fast food restaurants such as Arby's, Burger King and Wendy's and to full service restaurants in hotels such as Hilton, Hilton International, Hyatt, Inter-Continental, Marriott, Radisson and Ritz-Carlton. New target markets for the Company's POS systems include casinos, cruise ships, sports arenas, theme parks, institutional food service organizations and specialty retail shops. The Company has recently installed large POS systems in the Luxor Hotel and Casino and the MGM Grand Hotel Casino and Theme Park in Las Vegas, Nevada.

The Company's POS products are sold by approximately 60 employees through a Company-owned sales distribution network consisting of seven domestic and four foreign sales offices and through MICROS' Major Accounts Program to large regional, national and international customers (the "Direct POS Sales Channel"). The Company's POS products are also sold through an independent sales distribution network consisting of 112 U.S. dealers and 46 foreign distributors (the "Indirect POS Sales Channel").

The Company also markets and distributes property management information systems ("PMS") products which provide reservation, guest accounting and other information management capabilities to hotels and other lodging establishments. The PMS products marketed and distributed by the Company are supplied by Fidelio Software GmbH, a German company ("Fidelio"). The Company has installed over 500 Fidelio PMS systems, including systems installed in various Radisson Hotels, Red Roof Inns and Wyndham Hotels and Resorts. MICROS owns a 30% interest in Fidelio and has an option to acquire the remaining 70%. Majority-owned subsidiaries of the Company have the exclusive distribution rights to Fidelio PMS products in the Americas, the United Kingdom and France.

MICROS also provides service and support for its POS and PMS products, including installation, training, hardware and software maintenance, spare parts, media supplies and consulting services. Service revenue constituted approximately 21%, 20% and 19% of the Company's total revenue in fiscal 1994, 1993 and 1992, respectively. Service and support also are provided through the Company's Indirect POS Sales Channel.

The Company believes there are substantial growth opportunities for information systems providers in the hospitality market. MICROS also believes that key drivers of future industry growth include the increasing awareness among hospitality providers of the efficiencies and cost savings that may be realized through the use of POS and PMS systems, the upgrading by current users of POS and PMS systems to faster, more flexible systems with software and hardware features tailored to the hospitality industry, the growing use of integrated POS and PMS systems by lodging establishments and other hospitality providers and the growing demand from international markets such as South America and Asia.

The Company believes its competitive strengths include its established global distribution and service network, its relationship with Fidelio and its corporate focus on providing information systems solutions principally to the hospitality industry. The Company's strategy is to increase market share by:

- - Continuing to develop new POS and PMS products, both internally and in conjunction with Fidelio, which are designed to meet the evolving needs of hospitality providers and are compatible with existing products sold and serviced by the Company;

- - Expanding its Direct and Indirect POS Sales Channels to meet the growing demand in existing and emerging geographic markets;

- - Expanding its marketing efforts in new target markets including casinos, cruise ships, sports arenas, theme parks, institutional food service organizations and specialty retail shops; and

- - Identifying additional opportunities for selling both POS and PMS products by progressively integrating the Company's POS and Fidelio PMS sales networks.

                                  THE OFFERING

Common Stock Offered by the Selling Stockholder..............   4,400,000 shares(1)
Common Stock Outstanding as of December 31, 1994.............   7,843,761 shares(2)

USE OF PROCEEDS..............................................   All of the shares of Common Stock offered hereby
                                                                are being sold by the Selling Stockholder. The
                                                                Company will not receive any of the proceeds
                                                                from the sale of such shares.
NASDAQ NATIONAL MARKET SYMBOL................................   "MCRS"

- ------------

(1) Assumes the Underwriters' over-allotment option is not exercised. See "Underwriting." If such option is exercised in full, the Selling Stockholder will not own any shares of Common Stock following the consummation of the offering.

(2) Excludes 168,359 shares of Common Stock issuable upon exercise of outstanding stock options as of December 31, 1994 at a weighted average exercise price of $11.58 per share and 186,000 shares of Common Stock issuable upon exercise of stock options to be granted to certain plan participants pursuant to the Company's 1991 Stock Option Plan. See "Management -- Management Compensation and Changes."

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

                                                  --------------------------------------------------------------------
                                                    SIX MONTHS
                                                ENDED DECEMBER 31,
                                                                                      YEAR ENDED JUNE 30,
     In thousands, except per share data         1994       1993       1994       1993       1992       1991       1990
                                                -------    -------    -------    -------    -------    -------    -------
STATEMENTS OF OPERATIONS DATA:
Revenue                                         $51,596    $35,714    $79,265    $55,314    $44,328    $39,626    $35,234
Income from operations                            8,571      5,360     12,322      9,409      5,784      4,606      3,850
Net income                                        5,916      3,819      8,687      5,760      4,019      3,280      2,568
Net income per common and common equivalent
  share                                            0.74       0.48       1.10       0.74       0.53       0.44       0.36

                                                     ----------------------------------
                                                    DECEMBER 31, 1994       JUNE 30, 1994
                                                   -------------------      --------------
BALANCE SHEET DATA:
Working capital                                          $31,929               $ 27,126
Total assets                                              72,935                 66,191
Long-term debt and capital lease obligation,
  including current portion                                5,576                  5,803
Shareholders' equity                                      46,455                 39,938

RECENT OPERATING RESULTS:

On February 27, 1995, the Company issued a press release which read in part as follows:

"[The Company] today announced the following results for the month of January 1995: revenue for the month was $6.7 million compared to $5.6 million for January 1994, income from operations was $317,000 compared to $658,000 for January 1994, and net income was $263,000 compared to $405,000 for January 1994. The decrease in earnings is attributable to a lower than expected increase in revenue for the month, while operating expenses increased in anticipation of higher revenue. Based on currently available information, the Company believes that revenue for February 1995 will exceed $8.0 million compared to $6.2 million for February 1994."


On March 5, 1995, the Company issued a press release which read in part as follows:



"[The Company] today announced results for the month of February 1995. Revenue for the month increased 41% over revenue for February 1994, to $8,702,000 from $6,175,000. Income from operations was $1,238,000 compared to $914,000 for February 1994, an increase of 35%, and net income was $887,000 compared to $616,000 for February 1994, an increase of 44%. The Company had previously announced its results for the month of January 1995. The following are the combined results for the months of January and February 1995: revenue for the two months was $15,427,000 compared to $11,778,000 for January and February 1994, an increase of 31%, income from operations was $1,555,000 compared to $1,572,000 for January and February 1994, a decrease of 1%, and net income was $1,149,000 compared to $1,020,000 for January and February 1994, an increase of 13%."

                       CERTAIN INVESTMENT CONSIDERATIONS

HOSPITALITY INDUSTRY ECONOMY

MICROS product sales are dependent in large part on the health of the hospitality industry, which in turn is dependent on levels of travel, tourism and business entertaining. Although the hospitality industry has recently experienced profitability and growth after a recessionary period, there can be no assurance that profitability and growth will continue. The hospitality industry is affected by a variety of factors, including war, global and regional instability, natural disasters and general economic conditions. Adverse developments in the hospitality industry could materially adversely affect the Company's business, operating results and financial condition.

COMPETITION

The markets in which the Company competes are highly competitive. There are at least three dozen suppliers who offer some form of sophisticated POS system similar to the Company's and over 100 PMS competitors worldwide. Some of these competitors are larger than the Company and have access to substantially greater financial and other resources than does the Company. The rapid rate of technological change in the industry ensures that the Company will face competition not only from new products designed by existing companies, but also from products designed by companies not presently competing with the Company, which products may have features not presently available on MICROS products. The Company believes that its competitive ability depends on its product development capability, its extensive distribution channels in the POS and the PMS markets and its customer service capability. There can be no assurance that the Company will be able to continue to compete effectively in the future. See "Business--Competition."

DEPENDENCE UPON KEY PERSONNEL; MANAGEMENT OF POTENTIAL GROWTH

The Company's future success and potential growth depend in part on its ability to retain its key management and technical and sales personnel and to recruit, train and retain sufficient numbers of other highly qualified managerial, technical and sales personnel on a continuing basis. There can be no assurance that the Company will be able to retain its key management or technical and sales personnel or that it will be able to attract and retain sufficient numbers of other highly qualified managerial, technical and sales personnel. The inability to retain or attract such personnel could materially adversely affect the Company's business, operating results and financial condition. In addition, the Company's ability to manage potential growth successfully will require the Company to continue to improve its operational, management and financial systems and controls.

RESEARCH AND DEVELOPMENT; TECHNOLOGICAL CHANGE

The products sold by the Company are subject to rapid and continual technological change. Products available from the Company, as well as competitors, have increasingly offered a wider range of features and capabilities. The Company's product development strategy is to provide upwardly compatible systems incorporating the newest technology. There can be no assurance that the Company will be able to continue funding research and development at levels sufficient to enhance its current product offerings or will be able to develop and introduce on a timely basis new products that keep pace with technological developments and emerging industry standards and address the evolving needs of its customers. There also can be no assurance that the Company will not experience difficulties that will result in delaying or preventing the successful development, introduction and marketing of new products or that its new products and product enhancements will adequately meet the requirements of the marketplace or achieve any significant degree of market acceptance. The inability of the Company, for any reason, to develop and introduce new products and product enhancements in a timely manner in response to changing market conditions or customer requirements could materially adversely affect the Company's business, operating results and financial condition. See "Business--Research and Development."

GROWTH RATE AND MARGINS

The Company has recently experienced rapid revenue growth at a rate that it believes has significantly exceeded that of the global market for POS computer systems and PMS products for the hospitality industry. Although the Company currently anticipates continued revenue growth at a rate in excess of such market, and therefore an increase in its overall market share, it does not expect to maintain growth at recent levels and there can be no assurance that any particular level of growth can be achieved. In addition, due to the competitive nature of the market, the Company recently has experienced greater gross margin pressure on its products than it has in the past, and the Company expects this trend to continue. There can be no assurance that the Company will be able to sufficiently increase sales of its higher margin products, including software and services, to prevent declines in the Company's overall gross margin.

FLUCTUATIONS IN QUARTERLY RESULTS

The Company's quarterly operating results have varied in the past and may vary in the future depending upon such factors as the timing of new product introductions, changes in the pricing and promotion policies of the Company and its competitors, market acceptance of new products and enhanced versions of existing products and the capital expenditure budgets of its customers. Although the Company does not consider its business to be seasonal, for a variety of reasons, including certain of those noted above, during each of the past three fiscal years the Company's revenue and income from operations in the third fiscal quarter have shown declines from those for the second fiscal quarter, and the Company expects that will continue to be the case in the current fiscal year. The Company believes that quarter-to-quarter comparisons of its results of operations are not necessarily meaningful or indicative of future performance.

DEPENDENCE ON PMS SUPPLIER

The failure of Fidelio to continue to develop PMS products or other adverse developments in the business of Fidelio or the Company's relationship with Fidelio could adversely affect the Company's ability to supply PMS products and, as a result, could materially adversely affect the Company's business, operating results and financial condition.

INCREASED COSTS FOLLOWING THE OFFERING

The Selling Stockholder has heretofore arranged for the provision of certain services to the Company at costs less than the Company believes it could have obtained as an independent company. The Company estimates that, upon the consummation of the offering, the incremental cost to it of purchasing such services without the benefit of participating in programs of the Selling Stockholder could total approximately $1.0 million per year on a pre-tax basis. See "Principal and Selling Stockholder." The Company's President and Chief Executive Officer is currently a full-time employee of the Selling Stockholder and devotes a portion of his business time to the affairs of the Company. He is currently compensated by the Selling Stockholder and receives no compensation from the Company. Upon the consummation of the offering, he will become a full-time employee of the Company with an initial annual salary of $193,000 and will be entitled to an initial annual bonus in an amount not to exceed $220,000 dependent on the achievement of certain performance goals. See "Management--Management Compensation and Changes."

In addition, the Selling Stockholder, as an incentive to 11 key officers to remain with the Company for a period of three years following the consummation of the offering, has agreed to make payments to such officers aggregating up to approximately $1.25 million, payable in three equal installments on the first, second and third anniversaries of the consummation of the offering (subject to the officer remaining employed by the Company on the relevant payment date). Even though such payments will be entirely funded by the Selling Stockholder and will not require any use of the Company's cash, for accounting purposes, such payments will be required to be reflected as compensation expense in the Company's financial statements over the 36-month period following the consummation of the offering.

MARKET FOR COMMON STOCK

The Company's Common Stock is quoted on the Nasdaq National Market. Prior to this offering, there has been limited trading in the Common Stock and there can be no assurance that an active market for the Common Stock will develop or continue after the offering. Accordingly, no assurance can be given as to the liquidity of the market for the Common Stock or the price at which any sales may occur, which price will depend upon a number of factors, many of which are beyond the control of the Company.

POSSIBLE EFFECTS OF MARYLAND ANTI-TAKEOVER PROVISIONS

Certain provisions of the Maryland General Corporation Law (the "MGCL") may discourage persons or entities from attempting to gain control of a corporation that is subject to such provisions. The MGCL imposes certain statutory requirements with respect to "business combinations," such as mergers and other similar transactions and specified transfers of assets and securities, between a Maryland corporation and a person who, directly or indirectly, beneficially owns 10% or more of the voting power of the then-outstanding voting stock of the corporation or an affiliate of such a stockholder. The MGCL also contains limitations on voting rights of shares acquired in a "control share acquisition" (an acquisition in which certain thresholds of ownership of a Maryland corporation's voting stock are met or exceeded). For a more detailed description of these MGCL provisions, see "Description of Capital Stock--Maryland Anti-takeover Provisions."

                                  THE COMPANY

The Company is a leading worldwide designer, manufacturer, supplier and servicer of POS computer systems for hospitality providers, principally full service and fast food restaurants, including restaurants located in hotels and other lodging establishments. The Company also markets and distributes PMS products which provide reservation, guest accounting and other information management capabilities to hotels and other lodging establishments.

MICROS Systems, Inc. was incorporated in the State of Maryland in 1977 as Picos Manufacturing, Inc. and, in 1978, changed its name to MICROS Systems, Inc. The Company's executive offices and its main administrative, manufacturing, sales, marketing, customer service and product development facilities are located at 12000 Baltimore Avenue, Beltsville, Maryland 20705-1291, and its telephone number is (301) 210-6000.

As of December 31, 1994, MICROS was a 61.8%-owned subsidiary of the Selling Stockholder. Following the consummation of the offering, the Selling Stockholder will not own any shares of Common Stock if the Underwriters' over-allotment option is exercised in full. See "Principal and Selling Stockholder."

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

The Company's Common Stock is traded on the Nasdaq National Market under the symbol "MCRS." The following table sets forth, on a per share basis for the periods indicated, the high and low sale prices of the Common Stock on the Nasdaq National Market.


                                                                              ----------------
                                                                                 SALE PRICE
                                                                               HIGH      LOW
                                                                              -------   ------
        Fiscal Year Ended June 30, 1993:
             First Quarter                                                    $10      $ 7 1/4
             Second Quarter                                                    22 3/4    9 1/8
             Third Quarter                                                     22 3/4   11 3/4
             Fourth Quarter                                                    16       13 1/4
        Fiscal Year Ended June 30, 1994:
             First Quarter                                                    $20 1/2  $13 1/2
             Second Quarter                                                    26       14 3/4
             Third Quarter                                                     29 1/2   23 1/4
             Fourth Quarter                                                    27 3/4   22 1/2
        Fiscal Year Ending June 30, 1995:
             First Quarter                                                    $33 1/2  $26 1/4
             Second Quarter                                                    41 1/4   28 3/4
             Third Quarter (through March 3, 1995)                             38 1/8   28



On March 3, 1995, the reported last sale price for the Common Stock, as quoted on the Nasdaq National Market, was $30.00 per share. As of December 31, 1994, there were approximately 547 stockholders of record.


The Company has never paid a dividend on the Common Stock. Its current policy is to retain earnings and use funds for the operation and expansion of its business. In addition, the Company is a party to a line of credit facility which prohibits the payment of dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." Future dividend policy will be determined by the Board of Directors based on the Company's earnings, financial condition, capital requirements and other existing conditions, including restrictions in any loan agreements that may be in effect. The Company does not currently anticipate paying any cash dividends in the foreseeable future.

                                USE OF PROCEEDS

All of the shares of Common Stock offered hereby are being sold by the Selling Stockholder. The Company will not receive any of the proceeds from the sale of such shares.

                                 CAPITALIZATION

The following sets forth the consolidated capitalization of the Company at December 31, 1994:


                                                                                   -----------------
                          In thousands, except share data                          DECEMBER 31, 1994
                                                                                   -----------------
CURRENT PORTION OF LONG-TERM DEBT AND CAPITAL LEASE OBLIGATION                           $   307
                                                                                         =======
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATION, NET OF CURRENT PORTION                      $ 5,269
                                                                                         -------
SHAREHOLDERS' EQUITY:
     Common stock, par value $.025 per share; 10,000,000 shares authorized;
       7,843,761 shares issued and outstanding(1)                                            196
     Capital in excess of par                                                             14,374
     Retained earnings                                                                    31,741
     Accumulated foreign currency translation adjustments                                    144
                                                                                         -------
          Total shareholders' equity                                                      46,455
                                                                                         -------
               Total capitalization                                                      $51,724
                                                                                         =======

- ---------------

(1) Excludes 168,359 shares of Common Stock issuable upon exercise of outstanding stock options as of December 31, 1994 at a weighted average exercise price of $11.58 per share.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following selected consolidated financial information of the Company for and as of the end of each of the five fiscal years in the period ended June 30, 1994 has been derived from the Company's consolidated financial statements included in the Company's Annual Reports on Form 10-K. The Company's consolidated financial statements for and as of the end of the fiscal years ended June 30, 1994, 1993, 1992 and 1991 have been audited by Price Waterhouse LLP, independent accountants. The Company's consolidated financial statements for and as of the end of the fiscal year ended June 30, 1990 were audited by Laventhol & Horwath, independent auditors, who have ceased operations. The selected consolidated financial information for and as of the end of the six months ended December 31, 1994 and 1993 has been derived from unaudited financial statements included in the Company's Quarterly Reports on Form 10-Q which, in the opinion of the Company, contain all adjustments, consisting only of normal, recurring adjustments, necessary to present fairly the results of operations and financial position for such periods and at such dates. The information should be read in conjunction with the consolidated financial statements and related notes included herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The results for interim periods are not necessarily indicative of results for an entire fiscal year.

                                                         -------------------------------------------------------------------
                                                            FOR THE SIX
                                                           MONTHS ENDED
                                                              AND AT                       FOR THE YEAR ENDED
                                                           DECEMBER 31,                      AND AT JUNE 30,
          In thousands, except per share data               1994      1993      1994      1993      1992      1991      1990
                                                         -------   -------   -------   -------   -------   -------   -------
STATEMENTS OF OPERATIONS DATA:
Revenue:
  Hardware and related software                          $40,141   $28,382   $62,441   $44,215   $35,763   $32,282   $30,125
  Service                                                 11,455     7,332    16,824    11,099     8,565     7,344     5,109
                                                         -------   -------   -------   -------   -------   -------   -------
    Total revenue                                         51,596    35,714    79,265    55,314    44,328    39,626    35,234
                                                         -------   -------   -------   -------   -------   -------   -------
Costs and expenses:
  Cost of sales
    Hardware and related software                         20,752    14,455    32,467    20,574    16,356    14,426    14,749
    Service                                                5,103     3,304     6,981     4,618     3,718     3,524     2,207
                                                         -------   -------   -------   -------   -------   -------   -------
    Total cost of sales                                   25,855    17,759    39,448    25,192    20,074    17,950    16,956
  Selling, general and administrative expenses            14,291    10,406    22,859    16,881    14,930    13,791    12,346
  Research and development expenses                        2,177     1,614     3,392     2,901     2,572     2,381     1,348
  Depreciation and amortization                              702       575     1,244       931       968       898       734
                                                         -------   -------   -------   -------   -------   -------   -------
    Total costs and expenses                              43,025    30,354    66,943    45,905    38,544    35,020    31,384
                                                         -------   -------   -------   -------   -------   -------   -------
Income from operations                                     8,571     5,360    12,322     9,409     5,784     4,606     3,850
Non-operating income (expense):
  Interest income                                            482       297       651       367       502       531       589
  Interest expense                                          (191)      (28)     (188)      (55)      (81)     (120)     (146)
  Minority interest                                           --        --       (13)      (42)      (34)       --        --
  Other income (expense), net                                131      (108)     (201)     (931)     (119)      (13)     (183)
                                                         -------   -------   -------   -------   -------   -------   -------
Income before taxes and equity in net earnings of
  affiliates                                               8,993     5,521    12,571     8,748     6,052     5,004     4,110
Income taxes                                               3,079     1,736     3,982     3,034     2,109     1,724     1,542
                                                         -------   -------   -------   -------   -------   -------   -------
Income before equity in net earnings of affiliates         5,914     3,785     8,589     5,714     3,943     3,280     2,568
Equity in net earnings of affiliates                           2        34        98        46        76        --        --
                                                         -------   -------   -------   -------   -------   -------   -------
Net income                                               $ 5,916   $ 3,819   $ 8,687   $ 5,760   $ 4,019   $ 3,280   $ 2,568
                                                         =======   =======   =======   =======   =======   =======   =======
Net income per common and common equivalent share        $  0.74   $  0.48   $  1.10   $  0.74   $  0.53   $  0.44   $  0.36
                                                         =======   =======   =======   =======   =======   =======   =======
Weighted-average number of common and common equivalent
  shares outstanding                                       7,950     7,886     7,911     7,807     7,640     7,531     7,114
BALANCE SHEET DATA:
Working capital                                          $31,929   $22,040   $27,126   $18,216   $18,400   $15,411   $12,087
Total assets                                              72,935    49,942    66,191    48,207    37,404    30,707    26,626
Long-term debt and capital lease obligation, including
  current portion                                          5,576     2,109     5,803     1,780     1,779     1,952     2,120
Shareholders' equity                                      46,455    34,374    39,938    29,970    23,559    19,208    15,794

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

RECENT DEVELOPMENTS

On February 27, 1995, the Company issued a press release which read in part as follows:

"[The Company] today announced the following results for the month of January 1995: revenue for the month was $6.7 million compared to $5.6 million for January 1994, income from operations was $317,000 compared to $658,000 for January 1994, and net income was $263,000 compared to $405,000 for January 1994. The decrease in earnings is attributable to a lower than expected increase in revenue for the month, while operating expenses increased in anticipation of higher revenue. Based on currently available information, the Company believes that revenue for February 1995 will exceed $8.0 million compared to $6.2 million for February 1994."

On February 27, 1995, the Company obtained a $15.0 million unsecured committed line of credit with its bank which expires December 31, 1996 and which replaces the Company's expiring $10.0 million line of credit. See "--Liquidity and Capital Resources."


On March 5, 1995, the Company issued a press release which read in part as follows:



"[The Company] today announced results for the month of February 1995. Revenue for the month increased 41% over revenue for February 1994, to $8,702,000 from $6,175,000. Income from operations was $1,238,000 compared to $914,000 for February 1994, an increase of 35%, and net income was $887,000 compared to $616,000 for February 1994, an increase of 44%. The Company had previously announced its results for the month of January 1995. The following are the combined results for the months of January and February 1995: revenue for the two months was $15,427,000 compared to $11,778,000 for January and February 1994, an increase of 31%, income from operations was $1,555,000 compared to $1,572,000 for January and February 1994, a decrease of 1%, and net income was $1,149,000 compared to $1,020,000 for January and February 1994, an increase of 13%."


RESULTS OF OPERATIONS

Comparison of Six Months Ended December 31, 1994 and 1993

Revenue for the six months ended December 31, 1994 increased 44.5%, or $15.9 million, compared to the same period last year. Sales increased in every distribution channel worldwide, with a substantial portion of that increase attributable to sales of the Company's latest POS product, the MICROS 8700 HMS, and sales of the MICROS 2700 HMS. This included initial shipments of the 2700 HMS totaling approximately $1.4 million to Whitbread PLC in the second quarter of fiscal 1995 for use in its Beefeater Restaurants and Pubs in the United Kingdom. Hardware and software sales increased 41.4% while service related revenue increased 56.2%.

Cost of sales, as a percentage of revenue, increased from 49.7% in the first six months of fiscal 1994 to 50.1% in the first six months of fiscal 1995. Cost of sales for hardware and software products, as a percentage of related revenue, increased to 51.7% for the first six months of fiscal 1995 compared to 50.9% in the first six months of fiscal 1994. The increase was due to an increase in volume of lower margin products, partially offset by a favorable shift in sales distribution from the indirect to direct sales channels. Service costs, as a percentage of service revenue, decreased from 45.1% for the first six months of fiscal 1994 to 44.5% for the first six months of fiscal 1995 due to increases in labor productivity, partially offset by increases in subcontracted labor costs.

Selling, general and administrative expenses increased $3.9 million, or 37.3%, in the first six months of fiscal 1995 compared to the same period last year primarily as a result of increased sales and support activities required in connection with the Company's increased level of sales. However, as a percentage of revenue, such expenses decreased to 27.7% for the first six months of fiscal 1995 from 29.1% for the same period last year. The decrease was the result of effectively controlling the growth in expenses during the period as the Company expanded its operations.

Research and development expenses (exclusive of capitalized software development costs), which consist primarily of labor costs, increased $563,000, or 34.9%, for the first six months of fiscal 1995 compared to the same period in fiscal 1994. Actual research and development expenditures, including capitalized software development costs of $196,900 for the 8700 HMS in the first quarter of fiscal 1994, increased $366,100, or 20.2%, for the first six months of fiscal 1995 over the same period in fiscal 1994.

Income from operations for the first six months of fiscal 1995 increased $3.2 million, or 59.9%, over the same period last year. Income from operations was $8.6 million, or 16.6% of revenue, for the first six months of fiscal 1995, compared to $5.4 million, or 15.0% of revenue, for the first six months of fiscal 1994. This margin improvement resulted from the increase in sales and a less than proportional increase in expenses.

Interest income for the first six months of fiscal 1995 increased $184,300, or 62.0%, to $481,500 from $297,200 for the first six months of fiscal 1994 as a result of an increase in interest rates on investments and an increase in the investment balances. Interest expense increased $162,800 to $191,000 for the first six months of fiscal 1995 from $28,200 for the same period in fiscal 1994, primarily as a result of interest on the capital lease entered into by the Company in January 1994. See "Business--Facilities."

Comparison of Fiscal 1994 to Fiscal 1993

Revenue increased $24.0 million, or 43.3%, over fiscal 1993 with all distribution channels showing increases. Sales of POS hardware, software and services to North American dealers grew $6.9 million and to North American Major Account customers grew $5.2 million over fiscal 1993 on the strength of the Company's newly introduced 8700 HMS and continued success of the 2000 series HMS. Sales through the Company's six foreign subsidiaries increased $5.5 million over fiscal 1993, and sales through foreign distributors in the Europe/Africa/Middle East and Asia/Pacific regions increased $1.9 million.

Cost of sales, as a percentage of revenue, increased from 45.5% in fiscal 1993 to 49.8% in fiscal 1994. Cost of sales for hardware and software products, as a percentage of related revenue, increased to 52.0% in fiscal 1994 from 46.5% in fiscal 1993. The increase was due to a strategic price reduction on certain products and an increase in volume of lower margin products, partially offset by a favorable shift in sales distribution from the indirect to direct sales channels. Cost of service, as a percentage of related revenue, decreased slightly to 41.5% in fiscal 1994 from 41.6% in fiscal 1993.

Selling, general and administrative expenses increased $6.0 million, or 35.4%, in fiscal 1994 compared to fiscal 1993, primarily as a result of increased sales and support activities, including those of the Company's PMS subsidiaries, with the largest portion attributable to increased staffing costs. However, as a percentage of revenue, such expenses decreased to 28.8% in fiscal 1994 from 30.5% in fiscal 1993. The decrease was due to effectively controlling the growth in expenses as the Company expanded its operations.

Research and development expenses (exclusive of capitalized software development costs) increased $491,100, or 16.9%, to $3.4 million in fiscal 1994. Actual research and development expenditures decreased $114,900, or 3.1%, in fiscal 1994. The decrease was primarily due to the higher level of labor and material expenditures in fiscal 1993 to prepare the Company's 8700 HMS released in the first quarter of fiscal 1994.

Income from operations increased $2.9 million, or 31.0%, in fiscal 1994 to $12.3 million. As a percentage of revenue, income from operations decreased from 17.0% in fiscal 1993 to 15.5% in fiscal 1994 due to a decline in hardware and related software margins offset to some extent primarily by lower selling, general and administrative expenses as a percentage of revenue.

Interest income increased $284,900, or 77.7%, in fiscal 1994 as a result of interest earned on a loan to Fidelio and a shift in certain investments from those earning dividends to interest-bearing investments. Interest expense increased to $188,300 in fiscal 1994 from $54,600 in fiscal 1993 due to the interest on the capital lease entered into by the Company in January 1994.

Other non-operating expense, net, decreased $730,500, to $201,100, in fiscal 1994 primarily due to foreign currency translation gains in fiscal 1994, versus losses in fiscal 1993, from the investment in and loan to Fidelio.

Comparison of Fiscal 1993 to Fiscal 1992

Revenue increased $11.0 million, or 24.8%, over fiscal 1992 as a result of a significant increase in sales volume throughout North America, which offset lower sales internationally, as most of Europe experienced depressed economic conditions in fiscal 1993. The largest contributor to the growth was North American Major Account sales which increased $4.9 million on the strength of the Company's 2700 HMS product used in restaurant chain operations. North American dealer sales grew $3.5 million over fiscal 1992 while the Company's six district sales offices in the U.S. accounted for a nearly $2.4 million increase.

Cost of sales, as a percentage of revenue, increased slightly from 45.3% in fiscal 1992 to 45.5% in fiscal 1993. Cost of sales for hardware and software products, as a percentage of related revenue, increased to 46.5% in fiscal 1993 from 45.7% due to certain strategic price decreases on products sold into certain markets and a change in the product sales mix. Cost of service, as a percentage of service revenue, improved from 43.4% in fiscal 1992 to 41.6% in fiscal 1993 primarily due to an increase in productivity.

Selling, general and administrative expenses increased $2.0 million, or 13.1%, in fiscal 1993 compared to fiscal 1992 primarily due to the expansion of sales, service and support staff. However, as a percentage of revenue, such expenses decreased to 30.5% in fiscal 1993 compared to 33.7% in fiscal 1992 due to effectively controlling the growth in expenses as the Company expanded its operations.

Research and development expenses (exclusive of capitalized software development costs) increased $329,400, or 12.8%. Actual research and development expenditures increased 12.8%, or $420,600, year to year with $802,900 being capitalized in fiscal 1993 compared to $711,700 being capitalized in fiscal 1992. A majority of the development effort was on the Company's 8700 HMS, which was released in September 1993.

Income from operations in fiscal 1993 increased $3.6 million, or 62.7%, over fiscal 1992. As a percentage of revenue, income from operations was 17.0% in fiscal 1993 compared to 13.0% in fiscal 1992. Increased revenue, combined with a less than proportional increase in selling, general and administrative expenses, resulted in the improvement.

Interest income decreased $135,300, or 27.0%, from $501,800 in fiscal 1992 primarily due to falling interest rates. Interest expense also decreased $26,900, or 33.0%, from $81,500 in fiscal 1992 due to the lower interest rates charged on the building loan and a decrease in the outstanding balance. See Note 6 of Notes to Consolidated Financial Statements.

Other non-operating expense, net, increased $812,300 primarily due to foreign currency translation losses on net assets of the Company's foreign subsidiaries and parent company assets denominated in foreign currencies.

LIQUIDITY AND CAPITAL RESOURCES

Effective January 1, 1994, the Company had a $10.0 million unsecured committed line of credit with its bank which was due to expire February 28, 1995. See Note 5 of Notes to Consolidated Financial Statements. There were no borrowings under this line of credit facility during fiscal 1993, fiscal 1994 or subsequent thereto, although there was a $45,800 letter of credit issued thereunder and outstanding at June 30, 1993. The Company has generated sufficient cash flow through its operations during these periods and has significant funds available in cash and highly-liquid investments to meet its immediate needs. On February 27, 1995, the Company obtained a $15.0 million unsecured committed line of credit with its bank which expires December 31, 1996 and which replaces the expiring $10.0 million line of credit.

Net cash provided by operating activities was $3.1 million for the first six months of fiscal 1995 and $4.6 million and $5.2 million for fiscal 1994 and 1993, respectively. Proceeds from the issuance of stock under the Company's incentive stock option plan provided $269,400 for the first six months of fiscal 1995 and $680,200 and $443,500 for fiscal 1994 and 1993, respectively. The income tax benefit from the exercise of disqualified stock options provided $345,500 for the first six months of fiscal 1995 and $356,700 and $294,300 for fiscal 1994 and 1993, respectively. During the first six months of fiscal 1995, the Company used cash of $2.0 million in investing activities, including $1.4 million for the purchase of property, plant and equipment and $3.4 million primarily for the purchase of an additional 15% interest in Fidelio, offset by $3.2 million in net proceeds from the repayment of a loan to Fidelio and $210,100 in dividends from affiliates. The Company used $1.2 million and $653,400 for the purchase of property, plant and equipment in fiscal 1994 and 1993, respectively. In addition, capitalized software development costs were $196,900 and $802,900 in fiscal 1994 and 1993, respectively. The majority of the development effort was for the 8700 HMS. No software development costs were capitalized during the first six months of fiscal 1995. The Company made debt repayments of $226,800 on its building loan and capital lease in the first six months of fiscal 1995 and $257,100 and $178,900 during fiscal 1994 and 1993, respectively. Also in fiscal 1994, the Company used $653,600 to purchase district assets and equity interests in investees compared to $3.4 million used in fiscal 1993 to purchase a 15% equity interest in Fidelio and $3.2 million used for a loan to Fidelio. In addition, in fiscal 1993 the Company received $6.8 million from the sale of investments purchased in fiscal 1992. As a result, the cash position of the Company at December 31, 1994 was $17.8 million. All cash is being held for the operation and expansion of the business.

In fiscal 1993, MICROS purchased 15% of the capital stock of Fidelio for $3.4 million and received an option to buy an additional 15% interest from individual shareholders for a fixed amount of DM 5.0 million, which option was exercised on October 4, 1994. Additionally, the Company has the right to acquire all or part of the remaining shares of Fidelio on or before December 31, 1999, at a price to be determined based on an agreed upon formula. MICROS had accounted for its 15% investment of Fidelio as of September 30, 1994 under the cost method. However, effective October 4, 1994, the 30% investment is accounted for under the equity method. Included in the aggregate purchase price of the Company's 30% investment in Fidelio is approximately $5.7 million representing goodwill at October 4, 1994, which is being amortized over 10 years beginning on that date. The investment was not restated as of September 30, 1994 to the equity method since it would not have produced a materially different result.

Additionally, in fiscal 1993, MICROS granted a loan to Fidelio in the amount of DM 5.0 million. The loan bore interest at 7% per annum and was repaid upon exercise of the option to acquire the additional 15% interest in Fidelio. In connection with its increase in ownership of Fidelio in October 1994 from 15% to 30%, the Company loaned Fidelio DM 900,000 (approximately $600,000), which bears interest at a variable rate, and is obligated to make additional loans of up to DM 600,000 (approximately $400,000), all of which loans are to be repaid by December 31, 2000. The obligation of the Company to make the further loans to Fidelio is conditioned on Fidelio's other shareholders increasing their current loans to Fidelio from DM 2.1 million (approximately $1.4 million) to an aggregate amount of up to DM 3.5 million (approximately $2.3 million).

As a result of the fiscal 1993 investment in and loan to Fidelio being realizable only in Deutsche Marks, MICROS was subject to currency risks between the Deutsche Mark and the U.S. Dollar through September 30, 1994. As a result of this investment and loan, a currency translation gain of $143,000 was recognized as Other Income in the first three months of fiscal 1995, a currency translation gain of $446,000 was recognized as Other Income in fiscal 1994 and a currency translation loss of $462,200 was recognized as Other Expense in fiscal 1993. MICROS continues to be subject to currency risks between the Deutsche Mark and the U.S. Dollar with respect to the DM 900,000 loan which is realizable only in Deutsche Marks and which is to be repaid by December 31, 2000. The Company does not engage in any foreign exchange hedging.

Financial indicators of the Company's liquidity and capital resources as of December 31, 1994 and June 30, 1994 and 1993 were:

                                                        --------------------------------------
                                                        DECEMBER 31,             JUNE 30,
                In thousands, except ratios                    1994           1994        1993
                                                        -----------        -------     -------
        Cash and cash equivalents                           $17,834        $16,339     $12,839
                                                            =======        =======     =======
        Available line of credit                            $10,000        $10,000     $10,000
        Outstanding letters of credit                            --             --          46
                                                            -------        -------     -------
        Unused bank line of credit                          $10,000        $10,000     $ 9,954
                                                            =======        =======     =======
        Working capital                                     $31,929        $27,126     $18,216
                                                            =======        =======     =======
        Long-term debt and capital lease obligation:
          Current                                           $   307        $   307     $   134
          Non-current                                         5,269          5,496       1,646
                                                            -------        -------     -------
               Total                                        $ 5,576        $ 5,803     $ 1,780
                                                            =======        =======     =======
        Shareholders' equity                                $46,455        $39,938     $29,970
                                                            =======        =======     =======
        Current ratio                                          2.59x          2.39x       2.19x

                                    BUSINESS

INTRODUCTION

The Company is a leading worldwide designer, manufacturer, supplier and servicer of POS computer systems for hospitality providers, principally full service and fast food restaurants, including restaurants located in hotels and other lodging establishments. MICROS POS systems consist of terminals, display devices, printers, computers and software which provide transaction processing, in-store control and information management capabilities. The Company's POS systems, which are installed in over 25,000 independent, national and international full service restaurants and over 7,000 fast food restaurants, enable users to control operations and inventory, enhance customer service efficiency, reduce labor costs, increase productivity and improve planning and reporting. MICROS is a major supplier of POS systems to full service restaurants such as T.G.I. Friday's, Family Restaurants, Perkins, Planet Hollywood and Ruby Tuesday's, to fast food restaurants such as Arby's, Burger King and Wendy's and to full service restaurants in hotels such as Hilton, Hilton International, Hyatt, Inter-Continental, Marriott, Radisson and Ritz-Carlton. New target markets for the Company's POS systems include casinos, cruise ships, sports arenas, theme parks, institutional food service organizations and specialty retail shops. The Company has recently installed large POS systems in the Luxor Hotel and Casino and the MGM Grand Hotel Casino and Theme Park in Las Vegas, Nevada.

The full service restaurant POS market consists of both stand-alone restaurants and restaurants located in lodging operations in which servers use guest checks to take orders at tables. The Company's customers in this market include independent restaurants, franchisees, small chains and large national and international chains. In the fast food restaurant POS market, the typical MICROS customer is a franchisee of a national fast food chain operating multiple restaurants.

The Company also markets and distributes PMS products which provide reservation, guest accounting and other information management capabilities to hotels and other lodging establishments. The PMS products marketed and distributed by the Company are supplied by Fidelio. The Company has installed over 500 Fidelio PMS systems, including systems installed in various Radisson Hotels, Red Roof Inns and Wyndham Hotels and Resorts. Fidelio products are installed in over 3,500 sites worldwide, including certain Ciga, Forte, Hilton International, Inter-Continental, Kempinski, Mandarin Oriental, Movenpick, Peninsula, Ramada Europe, Shangri-La and Steigenberger locations. MICROS owns a 30% interest in Fidelio and has an option to acquire the remaining 70%. The Company's recently developed POS systems, as well as many POS systems offered by other suppliers, are compatible with Fidelio PMS products. Majority-owned subsidiaries of the Company have the exclusive distribution rights to Fidelio products in the Americas, the United Kingdom and France. Many of the new target markets for the Company's POS systems, including casinos, cruise ships and theme parks, are also new target markets for Fidelio PMS products.

GROWTH STRATEGY

The Company believes there are substantial growth opportunities for information systems providers in the hospitality market. MICROS also believes that key drivers of future industry growth include the increasing awareness among hospitality providers of the efficiencies and cost savings that may be realized through the use of POS and PMS systems, the upgrading by current users of POS and PMS systems to faster, more flexible systems with software and hardware features tailored to the hospitality industry, the growing use of integrated POS and PMS systems by lodging establishments and other hospitality providers and the growing demand from international markets such as South America and Asia.

The Company believes its competitive strengths include its established global distribution and service network, its relationship with Fidelio and its corporate focus on providing information systems solutions principally to the hospitality industry. The Company's strategy is to increase market share by:

- - Continuing to develop new POS and PMS products, both internally and in conjunction with Fidelio, which are designed to meet the evolving needs of hospitality providers and are compatible with existing products sold and serviced by the Company;

- - Expanding its Direct and Indirect POS Sales Channels to meet the growing demand in existing and emerging geographic markets;

- - Expanding its marketing efforts in new target markets including casinos, cruise ships, sports arenas, theme parks, institutional food service organizations and specialty retail shops; and

- - Identifying additional opportunities for selling both POS and PMS products by progressively integrating the Company's POS and Fidelio PMS sales networks.

PRODUCTS

Point-of-Sale Systems

MICROS markets a wide range of POS systems capable of meeting the functionality and cost control needs of customers in various segments of the hospitality industry. The Company's POS systems consist of terminals, display devices, printers, computers and software which provide transaction processing, in-store control and information management capabilities. All proprietary POS hardware is designed to withstand the elements of the restaurant environment. The Company's principal POS products are the 8700 HMS, the 2700 HMS and the 2700 HMS Touchscreen System. Other products include the 4700 HMS, the 1700 HMS and the 2400 Fast Food System ("FFS").

The 8700 HMS, introduced in September 1993, is designed for hotels, resorts, casinos, airports, sports arenas, theme parks and large local and chain restaurants. It allows the user the flexibility to configure the system around various hardware and software choices to control restaurant and food service operations at both the server and management levels. Features of the 8700 HMS include customized workstations, including customized keyboard and printer configurations, touchscreen capability, flexible guest check printing, detachable raised or flat keyboards, time and attendance capability with complete time card detail and labor scheduling, training mode by operators, check tracking by table or check, automatic credit card authorization with expiration date verification, extensive revenue center and system-wide reporting which analyzes sales mix, sales balancing, serving periods, table turn, time periods, food cost and operator accountability, the ability to split checks into multiple checks and hardware diagnostic and software confidence tests. The 8700 HMS POS product has been designed with an "open system architecture," which allows its use on industry standard PCs as well as on the Company's proprietary hardware. MICROS made a strategic decision to offer a PC-based platform in order to complement its proprietary hardware and to give its customers a wide range of hardware and software options for MICROS POS systems. The 8700 HMS is operated on an Intel-based PC and utilizes the SCO Unix operating system, which permits multi-tasking and multi-user operations. Its architecture gives it the ability to manage any size restaurant or food service operation.

The 2700 HMS, released in March 1989, and the 1700 HMS, introduced in January 1990, are stand-alone intelligent terminals designed for small to large full service restaurants and for certain fast food operations. The 2700 HMS is available in both an entry level and premium platform, relies on proprietary architecture and interfaces with DOS/ Windows-based back office support. The 2700 HMS Touchscreen System, released in September 1991, combines advanced touchscreen technology with the Company's 2700 HMS POS system. It offers an easy-touch electronic keypad with up to 60 entry points that can be customized according to size and characters, dual LCD screens to speed up order entry and reduce operator error, PC compatibility, lead-through prompting and reprogramming of the system software and keyboards through remote communications via phone lines.

The Company's 4700 HMS, introduced in May 1986, is a DOS-based, PC-driven POS system for operational control of full service dining operations. The system incorporates modular hardware components that allow for customization and includes a number of important features to assist users with daily operations.

The Hand-Held Touchscreen terminal ("HHT"), introduced in March 1993, is a small, hand-held, remote order entry touchscreen computer device which allows a server to enter a guest's food and beverage order at the table- or seat-side. The HHT is best suited for larger operations with distant seating locations such as sports arenas and pool-side restaurants. The HHT is integrated with the MICROS 4700 HMS and integration with the 8700 HMS is planned for mid-1995.

In the fast food restaurant sector, MICROS markets the 2400 FFS, which is based primarily on the hardware platform used in the 2700 HMS with fast food application software. The system, introduced in October 1991, features a networked intelligent terminal architecture. A remote printer and video screen subsystem accommodate a wide variety of kitchen production and order routing schemes. The system's applications software meets fast food requirements in the areas of order entry, drive-thru operation, inventory tracking, employee timekeeping/labor tracking and data communications and produces a variety of management reports through an interface with back office PCs. The Manager Workstation ("MWS") software introduced in June 1993 is a PC-based software product which provides for management analysis of sales and operational trends at fast food restaurants, both at the store and corporate levels, and permits the integration of point-of-sale functions with in-store back office, regional and home office management information system functions. An upgraded MWS which is currently under development is intended to broaden the scope of information management, including multi-store database maintenance capabilities, and to provide a migration path for current users of the 2400 FFS into the next generation of MICROS fast food POS systems.

The Company's design architecture allows existing users of MICROS POS products to access new technologies and applications without losing their investment in their existing MICROS POS system. In addition, many MICROS systems interface to various back office accounting and property management systems, including the Company's Fidelio PMS products.

Property Management Systems

For the PMS sector, MICROS markets and distributes a complete line of PMS products supplied by Fidelio. The Front Office system, installed worldwide in leading international hotel chains, is available in multiple configurations covering the spectrum of hotels/resorts from the road-side hotel to the large five-star resort. The Front Office PMS product is closely integrated with MICROS POS systems for full service restaurants, including the option for a Guest Folio Print & Check-out from the Company's 8700 HMS User Work Station III terminal in a hotel restaurant. Other PMS software products marketed and supported by MICROS include Food & Beverage Management, Sales and Catering, Cruise-line operations and Casino-PMS.

SALES, MARKETING AND DISTRIBUTION

The Company considers its direct and indirect global distribution network a major strength. This network has been built over the past 15 years, and the Company and its dealers and distributors work closely together in seeking to identify new customers, products, services and markets and to serve the Company's existing customer base with enhanced products and services in accordance with their needs.

The Company's POS products are sold by approximately 60 employees through a Company-owned Direct POS Sales Channel consisting of seven domestic and four foreign sales offices serving Europe, the Middle East, Africa and Asia and MICROS' Major Accounts Program for large regional, national and international customers. The Company's POS products are also sold through its Indirect POS Sales Channel consisting of 112 U.S. dealers, 13 non-U.S. western hemisphere distributors, 13 distributors in the Asia/Pacific region and 20 distributors in the Europe/Africa/Middle East region. MICROS owns interests in two of its U.S. dealers and one of its international distributors.

Majority-owned subsidiaries of the Company have the exclusive distribution rights to Fidelio PMS products in the Americas, the United Kingdom and France.

Foreign sales accounted for approximately 29%, 26% and 33% of the Company's total revenue in fiscal 1994, 1993 and 1992, respectively.

CUSTOMER SERVICE AND SUPPORT

The Company is committed to providing customers with superior service and support, including installation, training, hardware and software maintenance, spare parts, media supplies (ribbons, paper, etc.) and consulting services.

The Company has developed a comprehensive MICROS Service Network pursuant to contracts with its dealers and distributors with the goal of providing its customers with uniform service in installing and maintaining systems, on-going training, prompt field service and timely availability of spare parts. The Company believes that services are an important competitive factor and differentiator and has been building its service infrastructure by adding application and technology specialists to support software and hardware systems and creating new and effective ways to support customers. Service revenue constituted approximately 21%, 20% and 19% of the Company's total revenue in fiscal 1994, 1993 and 1992, respectively.

RESEARCH AND DEVELOPMENT

The Company's product development strategy is to provide compatible systems incorporating the newest technologies. This strategy allows users to configure systems around various hardware and software choices, adding new functions to their hospitality information systems that enhance their operations. Products available from the Company, as well as its competitors, have increasingly offered a wider range of features and capabilities.

The Company conducts its own product development at its research and development facility located at its corporate headquarters in Beltsville, Maryland. To supplement its own efforts, the Company occasionally utilizes outside design services for product development. In addition, the Company continually examines and evaluates software and hardware products and designs created by third parties and has acquired and may in the future acquire rights to such products and designs. See "Certain Investment Considerations--Research and Development; Technological Change."

COMPETITION

The Company believes that its competitive strengths include its established global distribution and service network, its relationship with Fidelio and its corporate focus on providing information systems solutions principally to the hospitality industry.

The markets in which the Company competes are highly competitive. There are at least three dozen suppliers that offer some form of sophisticated POS system similar to the Company's and over 100 PMS competitors worldwide. Competitors in the POS marketplace include full service providers such as Sulcus (Squirrel
POS), Sharp, Positouch, Par Technology and Panasonic and hardware providers such as IBM and AT&T/GIS (formerly NCR) who market their products in conjunction with independent software vendors. There are also numerous smaller companies that market PC-based systems with POS-oriented software.

Many of the over 100 competitors in the PMS market are small companies with software designed to run on industry standard personal computers. However, major competitors include Sulcus (Lodgistix PMS), Hotel Information Systems, Encore and property management systems developed and marketed by major hotel chains for their corporate-owned operations and franchisees. See "Certain Investment Considerations--Competition."

MANUFACTURING

The Company's manufacturing program seeks to maintain flexibility and reduce costs by emphasizing the strategic outsourcing of key product components and subassemblies. All lower level assemblies such as printed circuit assemblies, mechanical assemblies and cables are outsourced based on competitive bidding. The outsourcing process includes evaluating supplier processes, quality assurance, test capability and management and technical support structures, as well as price and delivery cycle. Whenever feasible, a second source is developed to reduce one-supplier dependence. Outsourcing reduces requirements for manpower, capital equipment and facilities, thus lowering overhead costs. Most outsourcing contracts are short term (two years or less) based on quantity points or strategic requirements with key price components traced to monitor cost competitiveness. The Company believes it maintains excellent relationships with its suppliers.

The Company's manufacturing operation is located at its corporate headquarters in Beltsville, Maryland and consists primarily of assembly and testing of various purchased components, parts and subassemblies. Product reliability and quality are emphasized through stringent design reviews, sophisticated computer testing of printed circuit assemblies, final product testing and numerous quality control audits.

Material sourcing is based on availability, service, cost, delivery and quality of the purchased items from domestic and international suppliers. Some items are custom manufactured to the Company's design specifications. MICROS believes that the loss of its current sources for components would not have a material adverse effect on the Company's business since other sources of supply are generally available.

FACILITIES

The Company's executive offices and its main administrative, manufacturing, sales, marketing, customer service and product development facilities are located in Beltsville, Maryland in two buildings, one of which is approximately 60,000 square feet and is owned by the Company and the other of which is approximately 90,000 square feet, approximately 39,000 of which is leased by the Company through 2009, with options to increase its leased space during that period and an option to purchase the entire building.

The Company leases seven domestic and six foreign sales and service offices located in Boston, Chicago, Dallas, Las Vegas, Los Angeles, Miami, San Francisco, Dusseldorf, Frankfurt, London, Madrid, Singapore and Zurich.

The Company believes that its existing facilities are adequate for its current needs and that additional space will be available as needed.

EMPLOYEES

As of December 31, 1994, the Company had approximately 520 full-time employees, of whom approximately 430 were based in the U.S. and approximately 90 were based internationally serving Europe, the Middle East, Africa and Asia/Pacific. Approximately 60 employees are engaged in product development, 84 in operations, 346 in marketing, sales and customer support services and 30 in administration and finance. The Company is not a party to any collective bargaining agreement and none of its employees is represented by a labor union. MICROS believes its relations with its employees to be good.

LEGAL PROCEEDINGS

The Company is not a party to any material pending litigation and is not aware of any material threatened litigation. See Note 8 of Notes to Consolidated Financial Statements.

The Company recently received a claim that its touchscreen product line infringes certain patents in several European countries, including France, Germany and the United Kingdom. Preliminary investigation indicates that the asserted patents may be unenforceable because similar products were known and available in the market prior to the relevant filing dates. While the Company's investigation of this claim is in its preliminary stages and the ultimate outcome of this matter is uncertain, the Company does not believe that the claim will have a material adverse effect on its business, financial condition or results of operations.

                                   MANAGEMENT

The following table sets forth information with respect to the Directors and principal executive officers of the Company:

- ---------------------------------------------------------------------------------------------------------------
NAME                                   AGE                POSITION
- ----                                   ---                --------
A. L. Giannopoulos                     55                 Director and President and Chief Executive Officer
Ronald J. Kolson                       41                 Executive Vice President/Chief Operating Officer
Gary C. Kaufman                        44                 Vice President, Finance and Administration/Chief
                                                          Financial Officer
Louis M. Brown, Jr.                    51                 Director and Chairman of the Board
Daniel Cohen                           39                 Director
Carroll H. Johnson                     48                 Director
Alan M. Voorhees                       72                 Director
Edward T. Wilson                       53                 Director

Mr. Giannopoulos has been a Director since March 1992 and was elected President and Chief Executive Officer in May 1993. Mr. Giannopoulos is General Manager of the Westinghouse Information and Security Systems Divisions, having been with Westinghouse for 30 years. In prior assignments at Westinghouse, Mr. Giannopoulos was General Manager of the Automation Division and National Industrial Systems Sales Force, Industries Group. Mr. Giannopoulos is a graduate of Lamar University with a Bachelor of Science degree in Electrical Engineering.

Mr. Kolson joined the Company in April 1984 as Controller. In September 1987, he was promoted to Vice President, Finance and Administration/Chief Financial Officer. In March 1994, he was promoted to his present position of Executive Vice President/Chief Operating Officer. Mr. Kolson is a graduate of the Pennsylvania State University with a Bachelor of Science degree in Accounting and is also a Certified Public Accountant.

Mr. Kaufman served as a Director of the Company from January 1991 until May 1994 when he was appointed to his present position of Vice President, Finance and Administration/Chief Financial Officer. Previously, Mr. Kaufman was Division Controller for Westinghouse Security and Network Services Divisions, having been with Westinghouse for 20 years in various financial positions. Mr. Kaufman is a graduate of the University of Dayton with a Bachelor of Science degree in Accounting and is also a Certified Public Accountant.

Mr. Brown has been a Director of the Company since 1977. Mr. Brown held the position of President and Chief Executive Officer from January 1986 until his appointment as Chairman of the Board in January 1987. He is also Chairman of IDEAS, Inc., a supplier of high technology, custom-engineered products and services with whom the Company has a product purchasing agreement, through Granite Communications, Inc., an affiliate of IDEAS. Mr. Brown also serves as President/Chief Executive Officer and as a Director of Autometric, Inc. and Chairman of Planning Systems, Inc. He is a graduate of The Johns Hopkins University (B.E.S.-E.E.).

Mr. Cohen is the Managing Director and principal shareholder of D.A.C. Systemes/MICROS France, a current distributor of the Company's products, and is the Chairman of the Board and Managing Director of Fidelio France S.A. In 1983, Mr. Cohen had worked for the former MICROS distributor in France, prior to starting the representation of MICROS in Israel. In 1986, he founded D.A.C. Systemes and took over the distribution of MICROS products in France. In 1992, the Company acquired a 15% equity interest in Mr. Cohen's company and the name was changed to D.A.C. Systemes/MICROS France. An additional 8% equity interest was acquired by the Company in fiscal 1994. Mr. Cohen is a graduate of the Hotel School of Lausanne, Switzerland, from which he holds a Masters degree in Hotel Administration.

Mr. Johnson has been a Director since May 1994. Mr. Johnson is a Divisions Controller for Westinghouse Information and Security Systems Divisions. He has been with Westinghouse for 26 years holding positions of increasing responsibility in the financial arena including the positions of Controller for the Commercial Systems Divisions and the Marine & Electrical Systems Divisions. Mr. Johnson is a graduate of the University of Baltimore and currently serves on its Alumni Board of Governors. Mr. Johnson will resign as a Director of the Company effective upon the consummation of the offering.

Mr. Voorhees has been a Director of the Company since 1982. He is Chairman of Summit Enterprises, Inc. of Virginia, a privately-held investment company. Mr. Voorhees also is the Chairman of the Board of Autometric, Inc. and a member of the Board of Directors of both Atlantic Southeast Airlines, Inc. and IDEAS, Inc. with whom the Company has a product purchasing agreement, through Granite Communications, Inc., an affiliate of IDEAS. Mr. Voorhees is a graduate of Rensselaer Polytechnic Institute and holds a Masters degree from the Massachusetts Institute of Technology.

Mr. Wilson has been a Director of the Company since 1981. He is currently a private investment advisor and President of the Fund for Fine Arts, Inc. Previously, Mr. Wilson held senior management positions in domestic and international banking with Riggs National Bank and The Bank of America and in trade relations with the U.S. Chamber of Commerce and U.S. Commerce Department. Mr. Wilson holds a doctorate in international relations from The Johns Hopkins University.

In addition, other officers of the Company include the following:

Donny N. Anderson, 50, who joined the Company in January 1984 as a District Manager. He was appointed to the position of Dealer Sales Manager in July 1985, and was promoted to Managing Director for the Western Region in May 1988. In July 1990, he became the Managing Director of Dealer Sales, a position he held until May 1994, when he was promoted to the position of Vice President, Dealer Sales--Americas. Prior to joining the Company, Mr. Anderson was employed at Malloy Cash Register and held the position of Branch Manager.

T. Paul Armstrong, 36, who joined the Company in July 1981 as a software engineer. In December 1983, he was promoted to the position of Director, Systems Engineering which he held until November 1989 when he became Vice President, Research and Development. In October 1993, Mr. Armstrong was promoted to Vice President and Product Manager, Full Service Products. Mr. Armstrong is a graduate of Cambridge University, England.

William N. Buckley, 52, who joined the Company as Vice President, Manufacturing in June 1985. Prior to joining the Company, Mr. Buckley held various manufacturing and engineering management positions. Mr. Buckley holds a B.S. Degree in Business Management from the State University of New York and an A.A.S. in Electronics from Erie Community College.

Kenneth M. Fisher, 40, who joined the Company in January 1978 as Director of New Product Development. In September 1980, he was promoted to Vice President, Research and Development, a position he held until October 1989 when he became Vice President and Product Manager, Fast Food Service Products. Mr. Fisher is a graduate of the Capitol Institute of Technology with a Bachelor of Science degree in Electrical Engineering Technology.

Daniel G. Interlandi, 41, who began his career with MICROS in 1980. He has held key sales and management positions at MICROS involving MICROS' district operations, distributors, major accounts and customer service, and served as Product Manager for Full Service Products. He was promoted to the position of Vice President, Full Service Products in May 1993 and to his current position of Senior Vice President, Sales and Marketing in October 1993. Mr. Interlandi is a graduate of Knox College.

Bernard Jammet, 36, who joined the Company in July 1984 as European Sales Manager. In 1988, he was named Managing Director for Europe/Africa/Middle East Operations and was promoted to Vice President in November 1990. In November 1994, he was promoted to his current position of Senior Vice President, International Operations. Before joining MICROS, he was employed with the former MICROS distributor for France. Mr. Jammet is a graduate of the Hotel School of Lausanne, Switzerland, with a Masters degree in Hotel Administration.

Richard B. Lamy, 35, who joined the Company in November 1991 as Director of Major Accounts. In July 1994, he was promoted to the position of Vice President of Major Accounts. For the ten years prior to coming to MICROS, Mr. Lamy was employed at NCR Corporation where he held various management positions in their hospitality division. Mr. Lamy is a graduate of Providence College with a Bachelor of Science degree in Marketing and Management.

James T. Walsh, 37, who joined the Company in October 1990 as a Dealer Maintenance Coordinator. Mr. Walsh was promoted to the position of Director of Field Services in April 1991 and became Vice President and Product Manager, Customer Service in September 1991. Prior to joining the Company, Mr. Walsh held the position of National Service Manager for Fasfax Corporation, a privately-held POS products manufacturer based in New Hampshire.

Roberta J. Watson, 33, who joined the Company in November 1987 as Manager of Accounting. In March 1990, she was promoted to the position of Controller, and in November 1994, she was promoted to Vice President and Controller. Ms. Watson holds a Bachelor of Science degree in Accounting from the State University of New York and is a Certified Public Accountant.

Judith F. Wilbert, 50, who joined the Company in May 1987. Ms. Wilbert is Executive Assistant to the President/CEO of MICROS. She was appointed Assistant Corporate Secretary in November 1988 and was promoted to Corporate Secretary in November 1990.

MANAGEMENT COMPENSATION AND CHANGES

Mr. Giannopoulos, the Company's President and Chief Executive Officer, is currently a full-time employee of the Selling Stockholder and devotes 15% to 20% of his business time to the affairs of the Company. He is currently compensated by the Selling Stockholder and receives no compensation from the Company. Upon the consummation of the offering, he will become a full-time employee of the Company and will devote 100% of his business time to the affairs of the Company. Mr. Giannopoulos' arrangement with the Company will continue through December 31, 1999 and will provide for an initial annual salary of $193,000 and an initial annual target bonus of $110,000, the actual amount of the bonus paid to be based on certain performance criteria and not to exceed 200% of the target bonus.

In addition, the Selling Stockholder, as an incentive to 11 key officers to remain with the Company for a period of three years following the consummation of the offering, has agreed to make payments to such officers aggregating up to approximately $1.25 million, payable in three equal installments on the first, second and third anniversaries of the consummation of the offering (subject to the officer remaining employed by the Company on the relevant payment date). Even though such payments will be entirely funded by the Selling Stockholder and will not require any use of the Company's cash, for accounting purposes, such payments will be required to be reflected as compensation expense in the Company's financial statements over the 36-month period following the consummation of the offering.

In January 1995, the Company authorized the grant to certain plan participants, pursuant to the Company's 1991 Stock Option Plan and contingent upon the consummation of the offering, of options to purchase an aggregate of 186,000 shares of Common Stock at an exercise price equal to the closing sale price of the Common Stock on the date of grant.

Mr. Johnson, who is an employee of the Selling Stockholder, will resign as a Director of the Company effective upon the consummation of the offering.

BENEFICIAL OWNERSHIP OF COMMON STOCK

As of December 31, 1994, the Directors and executive officers of the Company beneficially owned approximately 2.4% of the outstanding shares of Common Stock. No individual Director or executive officer owned in excess of 1% of the outstanding shares of Common Stock.

                       PRINCIPAL AND SELLING STOCKHOLDER

The Selling Stockholder owns 4,849,123 shares of Common Stock, representing 61.8% of the outstanding Common Stock as of December 31, 1994. If the Underwriters' over-allotment option is exercised in full, the Selling Stockholder will not own any shares of Common Stock following the consummation of the offering.

The Company has purchased certain raw materials and has contracted for certain sub-assembly operations from the Selling Stockholder to take advantage of more competitive pricing available through the Selling Stockholder's off-shore manufacturing locations. The Company estimates that it purchased approximately $1.7 million, $1.5 million and $1.3 million in such materials and labor from the Selling Stockholder during fiscal 1994, 1993 and 1992, respectively. During fiscal 1994, 1993 and 1992, the Company also obtained through the Selling Stockholder and its subsidiaries for approximately $667,400, $673,400 and $454,000, respectively, other products and services, including insurance coverage, office space, office furniture and telecommunications services. The Company has reviewed the services and products provided by the Selling Stockholder and believes that, except for insurance coverage, all such products and services should be obtainable at prices not substantially different from those charged by the Selling Stockholder.

The Company also benefits from certain corporate purchasing discount arrangements negotiated by the Selling Stockholder for itself and its subsidiaries and affiliates. These arrangements permit the Company to purchase various services such as overnight letter and package delivery, freight handling and forwarding, travel-related services and various components, materials and supplies on discounted terms. Along with the insurance coverage described above, these arrangements will ultimately have to be replaced by the Company with its own contracts and arrangements. The Company estimates that the incremental cost to it of purchasing similar goods and services, without the benefit of participating in programs of the Selling Stockholder, could be approximately $1.0 million per year on a pre-tax basis. The Selling Stockholder has indicated its willingness to work with the Company to establish new service arrangements in efforts to minimize any incremental costs thereof.

The Company's President and Chief Executive Officer, Mr. Giannopoulos, is currently a full-time employee of the Selling Stockholder and devotes 15% to 20% of his business time to the affairs of the Company. He is currently compensated by the Selling Stockholder and receives no compensation from the Company. Upon the consummation of the offering, Mr. Giannopoulos will become a full-time employee of the Company and will devote 100% of his business time to the affairs of the Company. See "Management--Management Compensation and Changes."

The shares of Common Stock owned by the Selling Stockholder and offered hereby are being registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to the exercise by the Selling Stockholder of its rights to request such registration under a Stock Unit Purchase Agreement dated as of October 30, 1986 between the Selling Stockholder and the Company (the "Purchase Agreement"). Pursuant to the terms of the Purchase Agreement, the Selling Stockholder shall pay the expenses incurred by the Company in connection with the registration and sale of the shares offered hereby. If less than all the shares of Common Stock owned by the Selling Stockholder are sold in connection with the offering, the Selling Stockholder will have the right under the Purchase Agreement to request one additional registration under the Securities Act for the sale of all or a portion (subject to a minimum of 100,000 shares) of its shares, as well as the right to include such shares in a registration statement filed by the Company under the Securities Act for the sale of shares by the Company. In the Purchase Agreement, the Company has agreed to indemnify the Selling Stockholder in respect of certain liabilities, including liabilities under the federal securities laws.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

The following description of the Common Stock of the Company includes a summary of certain provisions of the Company's Charter (the "Charter") and its By-laws, as amended (the "By-laws"). Such description does not purport to be complete and is subject to the detailed provisions of, and is qualified in its entirety by reference to, the Charter and the By-laws, copies of which are on file with the Commission and are incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part.

The Company is authorized by its Charter to issue up to 10,000,000 shares of Common Stock, par value $.025 per share. As of December 31, 1994, there were 7,843,761 shares of Common Stock issued and outstanding, all of which are validly issued, fully paid and nonassessable. Holders of Common Stock are entitled to cast one vote per share on all matters voted upon by stockholders. Except as otherwise provided in the Charter or the MGCL, a majority of the votes cast at a meeting of stockholders at which a quorum is present is sufficient to elect directors and to approve any matter which properly comes before the meeting. Holders of Common Stock are entitled to receive such dividends as are authorized and declared by the Board of Directors. See "Price Range of Common Stock and Dividend Policy." The Charter provides that the holders of Common Stock shall have preemptive rights to acquire additional shares upon any new issue of Common Stock. Upon liquidation of the Company, holders of Common Stock are entitled to share equally and ratably in any assets available for distribution to them.

Under the MGCL and the Charter, any amendment to the Charter shall be approved by the vote of a majority of the shares of Common Stock entitled to vote on the matter; however, any amendment to the Charter which changes the terms of any of the outstanding stock shall not be valid unless such change of terms shall have been authorized by the holders of four-fifths of all such stock at the time outstanding, by vote at a meeting or in writing with or without a meeting.

Special meetings of stockholders of the Company may be called at any time by the Board of Directors or the President, and shall be called by the President or the Secretary at the written request of the holders of 25% of the shares of Common Stock then outstanding and entitled to vote, or as otherwise required by law.

The transfer agent and registrar for the Common Stock is First National Bank of Maryland, Baltimore, Maryland.

For a description of certain Securities Act registration rights granted to the Selling Stockholder, see "Principal and Selling Stockholder."

MARYLAND ANTI-TAKEOVER PROVISIONS

Business Combinations

The MGCL imposes certain statutory requirements with respect to certain "business combinations," such as mergers and other similar transactions and specified transfers of assets and securities, between a Maryland corporation and either (i) a person who, directly or indirectly, beneficially owns 10% or more of the voting power of the outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then-outstanding voting stock of the corporation (such person, affiliate or associate, an "Interested Stockholder").

Under the MGCL, certain business combinations between a Maryland corporation and an Interested Stockholder may not be consummated for a period of five years following the most recent date on which the Interested Stockholder becomes an Interested Stockholder. Following the five-year period, any such business combination must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by the holders of outstanding shares of voting stock and (ii) 66- 2/3% of the votes entitled to be cast by the holders of the voting stock held by stockholders other than the Interested Stockholder with whom (or with whose affiliate) the business combination is to be effected, unless the corporation's common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in the same form as previously paid by the Interested Stockholder for its shares. A business combination with an Interested Stockholder which is approved by, or exempted from the statute by, the board of directors of the Maryland corporation at any time before an Interested Stockholder first becomes an Interested Stockholder is not subject to the special voting requirements. An amendment to a Maryland corporation's charter electing not to be subject to the foregoing requirements must be approved by the affirmative vote of at least 80% of the votes entitled to be cast by all holders of outstanding shares of voting stock and 66- 2/3% of the votes entitled to be cast by holders of outstanding shares of voting stock who are not Interested Stockholders. Because the Company had a stockholder who held more than 10% of its voting stock on July 1, 1983, any business combination between the Company and a current or future Interested Stockholder would not be subject to the five-year moratorium or the supermajority vote requirements of the MGCL; however, there can be no assurance that the Board of Directors of the Company will not elect to make such provisions applicable to the Company in the future as permitted under the MGCL.

Control Share Acquisitions

The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights unless approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror, by officers or by directors who are employees of the corporation. "Control shares" are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquiror, or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror, directly or indirectly, to exercise or direct the exercise of voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority or (iii) a majority or more of all voting power. Control shares do not include shares the acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition, directly or indirectly, of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions, may compel the corporation to call a special meeting of stockholders to be held within 50 days of the demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value. If voting rights for control shares are approved at a stockholders meeting, resulting in the acquiring person controlling a majority of the voting power, then all other stockholders shall be entitled to demand and receive from the corporation for their stock the highest price per share paid by the acquiring person in the control share acquisition.

The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or by-laws of the corporation. There are currently no such exemptive provisions in the Charter or By-laws of the Company.

Reference is made to the full text of the foregoing statutes for their entire terms, and the partial summary contained herein is not intended to be complete.

                                  UNDERWRITING

Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the Underwriters named below have severally agreed to purchase, and the Selling Stockholder has agreed to sell to them, severally, the respective number of shares of Common Stock set forth opposite their names below:

                                                                                     ---------
                                                                                     NUMBER OF
     UNDERWRITERS                                                                       SHARES
                                                                                     ---------
     J.P. Morgan Securities Inc.
     Morgan Stanley & Co. Incorporated
     Smith Barney Inc.

                                                                                     ---------
               Total                                                                 4,400,000
                                                                                     =========

The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are committed to take and pay for all of the shares of Common Stock offered hereby if any are taken.

The Underwriters initially propose to offer the shares of Common Stock in part directly to the public at the public offering price set forth on the cover page of this Prospectus and in part to certain dealers at such price less a
concession not in excess of $     per share. The Underwriters may allow, and
such dealers may reallow, a concession not in excess of $     per share to
certain other dealers. After the initial offering of the Common Stock offered hereby, the public offering price and such concessions may be changed.

Pursuant to the Underwriting Agreement, the Selling Stockholder has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an additional 449,123 shares of Common Stock at the public offering price set forth on the cover page hereof less the underwriting discount. The Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, made in connection with the sale of the shares of Common Stock offered hereby. To the extent that such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered hereby.

In the Underwriting Agreement, the Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the federal securities laws, or to contribute to payments which the Underwriters may be required to make in respect thereof.

Pursuant to regulations promulgated by the Commission, market makers in the Common Stock who are Underwriters or prospective underwriters ("passive market makers") may, subject to certain limitations, make bids for or purchases of shares of Common Stock until the earlier of the time of commencement (the "Commencement Date") of offers or sales of the Common Stock contemplated by this Prospectus or the time at which a stabilizing bid for such shares is made. In general, on and after the date two days prior to the Commencement Date (i) such market makers' net daily purchases of the Common Stock may not exceed 30% of their average daily trading volume in such stock for the two full consecutive calendar months immediately preceding the filing date of the Registration Statement of which this Prospectus forms a part, (ii) such market makers may not effect transactions in, or display bids for, the Common Stock at a price that exceeds the highest bid for the Common Stock by persons who are not passive market makers and (iii) bids by passive market makers must be identified as such.

The Company, each of its directors and principal executive officers and the Selling Stockholder have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (except for the shares offered hereby, in the case of the Selling Stockholder, and except for shares issuable upon the exercise of currently outstanding options and the grant of options pursuant to the Company's existing stock option plans, in the case of the Company) for a period of 90 days after the date of this Prospectus, without the prior written consent of J.P. Morgan Securities Inc.

                                 LEGAL MATTERS

The legality of the shares of Common Stock offered hereby will be passed upon for the Company by Ballard Spahr Andrews & Ingersoll, Baltimore, Maryland. Certain legal matters in connection with the Offering will be passed upon for the Company by Chadbourne & Parke, New York, New York, for the Selling Stockholder by Louis J. Briskman, General Counsel of the Selling Stockholder, and Cravath, Swaine & Moore, New York, New York, and for the Underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York. With respect to certain matters relating to the laws of the State of Maryland, Chadbourne & Parke, Louis J. Briskman, Cravath, Swaine & Moore and Cahill Gordon & Reindel may rely upon the opinion of Ballard Spahr Andrews & Ingersoll.

                                    EXPERTS

The consolidated financial statements as of June 30, 1994 and 1993 and for each of the three years in the period ended June 30, 1994, included in this Prospectus and incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1994, have been so included and incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

With respect to the unaudited consolidated financial information for the three months ended September 30, 1994 and 1993 and the six months ended December 31, 1994 and 1993, included or incorporated by reference in this Prospectus, Price Waterhouse LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports dated October 28, 1994 and February 8, 1995, included or incorporated by reference herein, state that they did not audit and they do not express an opinion on that unaudited consolidated financial information. Price Waterhouse LLP has not carried out any significant or additional audit tests beyond those which would have been necessary if their reports had not been included or incorporated by reference. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Price Waterhouse LLP is not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited consolidated financial information because neither such report is a "report" or a "part" of the Registration Statement prepared or certified by Price Waterhouse LLP within the meaning of Sections 7 and 11 of the Securities Act.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                               PAGE

Report of Independent Accountants............................................................   F-2

Review Report of Independent Accountants.....................................................   F-3

Consolidated Balance Sheets as of December 31, 1994
  (unaudited) and June 30, 1994 and 1993.....................................................   F-4

Consolidated Statements of Operations for the six months ended
  December 31, 1994 and 1993 (unaudited) and the years ended
  June 30, 1994, 1993 and 1992...............................................................   F-6

Consolidated Statements of Shareholders' Equity for the six
  months ended December 31, 1994 (unaudited) and the years
  ended June 30, 1994, 1993 and 1992.........................................................   F-7

Consolidated Statements of Cash Flows for the six months ended
  December 31, 1994 and 1993 (unaudited) and the years ended
  June 30, 1994, 1993 and 1992...............................................................   F-8

Notes to Consolidated Financial Statements...................................................  F-11

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholders of MICROS Systems, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of MICROS Systems, Inc. and its subsidiaries at June 30, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for income taxes in fiscal 1994.

PRICE WATERHOUSE LLP
Baltimore, Maryland
August 17, 1994

                    REVIEW REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholders of MICROS Systems, Inc.

We have reviewed the accompanying consolidated balance sheet of MICROS Systems, Inc. and subsidiaries as of December 31, 1994, the related consolidated statements of operations and cash flows for the six-month periods ended December 31, 1994 and December 31, 1993, and the related consolidated statement of shareholders' equity for the six-month period ended December 31, 1994. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with generally accepted accounting principles.

PRICE WATERHOUSE LLP
Baltimore, Maryland
February 8, 1995

                     MICROS SYSTEMS, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                                                     JUNE 30,
                                                         DECEMBER 31,      ---------------------------
                                                                 1994              1994            1993
                                                         ------------       -----------     -----------
                                                          (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents                               $17,833,900       $16,339,100     $12,839,400
  Accounts receivable, net of allowance for doubtful
     accounts of $823,900 (unaudited) at December
     31, 1994, $764,300 at June 30, 1994 and
     $696,200 at June 30, 1993                             20,038,800        17,690,200      12,126,800
  Inventories (Note 2)                                     10,581,400        10,186,800       7,086,700
  Deferred income taxes                                     1,324,900           924,800         649,100
  Prepaid expenses and other current assets                 2,217,600         1,558,400         860,100
                                                          -----------       -----------     -----------
       Total current assets                                51,996,600        46,699,300      33,562,100
                                                          -----------       -----------     -----------
Property, plant and equipment (Note 6):
  Land                                                      1,582,700         1,582,700         582,700
  Buildings                                                 4,820,600         4,820,600       1,980,600
  Building improvements                                       320,300           320,300         320,300
  Machinery and equipment                                   6,576,700         5,687,200       4,951,800
  Furniture and fixtures                                    2,695,200         2,293,300       2,057,600
  Leasehold improvements                                      305,500           236,700         153,200
                                                          -----------       -----------     -----------
                                                           16,301,000        14,940,800      10,046,200
Accumulated depreciation and amortization                  (6,636,600)       (6,176,600)     (5,389,600)
                                                          -----------       -----------     -----------
  Net property, plant and equipment                         9,664,400         8,764,200       4,656,600
                                                          -----------       -----------     -----------
Note receivable (Note 3)                                      604,600         3,151,500       2,928,500
Investments (Note 3)                                        7,401,100         3,884,400       3,385,600
Other assets (Note 4)                                       3,268,700         3,691,200       3,673,900
                                                          -----------       -----------     -----------
       Total assets                                       $72,935,400       $66,190,600     $48,206,700
                                                          ===========       ===========     ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                     MICROS SYSTEMS, INC. AND SUBSIDIARIES
                    CONSOLIDATED BALANCE SHEETS (CONTINUED)

                                                                                      JUNE 30,
                                                      DECEMBER 31, 1994      ---------------------------
                                                      ------------------            1994            1993
                                                         (UNAUDITED)         -----------     -----------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt (Note 6)              $   210,000        $   218,900     $   133,800
  Current portion of capital lease obligation
     (Note 8)                                                  96,800             88,400              --
  Accounts payable                                          5,380,000          5,864,400       5,259,100
  Accrued expenses and other current liabilities
     (Note 7)                                              11,556,400          9,993,600       6,892,600
  Income taxes payable                                        327,400            412,800         463,200
  Deferred service revenue                                  2,496,800          2,995,100       2,597,000
                                                          -----------        -----------     -----------
       Total current liabilities                           20,067,400         19,573,200      15,345,700
                                                          -----------        -----------     -----------
Long-term debt, net of current portion (Note 6)             1,630,700          1,807,800       1,646,000
Capital lease obligation, net of current portion
  (Note 8)                                                  3,638,500          3,687,700              --
Deferred income taxes payable                                 851,300            952,200       1,113,800
Minority interest                                             292,500            231,800         130,800
                                                          -----------        -----------     -----------
       Total liabilities                                   26,480,400         26,252,700      18,236,300
                                                          -----------        -----------     -----------
Commitments and contingencies (Note 8)
Shareholders' equity (Note 9):
  Common stock, $.025 par; authorized 10,000,000
     shares; issued and outstanding 7,843,761 shares
     (unaudited) at December 31, 1994, 7,787,577
     shares at June 30, 1994
     and 7,654,461 shares at June 30, 1993                    196,100            194,700         191,400
  Capital in excess of par                                 14,374,300         13,760,800      12,727,200
  Retained earnings (Notes 5 and 6)                        31,740,800         25,825,200      17,137,900
  Accumulated foreign currency translation
     adjustments                                              143,800            157,200         (86,100)
                                                          -----------        -----------     -----------
       Total shareholders' equity                          46,455,000         39,937,900      29,970,400
                                                          -----------        -----------     -----------
          Total liabilities and shareholders'
            equity                                        $72,935,400        $66,190,600     $48,206,700
                                                          ===========        ===========     ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                     MICROS SYSTEMS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                           SIX MONTHS ENDED
                                             DECEMBER 31,                       YEAR ENDED JUNE 30,
                                      --------------------------     -----------------------------------------
                                             1994           1993            1994           1993           1992
                                      -----------    -----------     -----------    -----------    -----------
                                             (UNAUDITED)
Revenue:
  Hardware and related software       $40,140,700    $28,382,300     $62,440,700    $44,214,500    $35,762,900
  Service                              11,455,300      7,332,200      16,823,800     11,099,100      8,565,000
                                      -----------    -----------     -----------    -----------    -----------
     Total revenue                     51,596,000     35,714,500      79,264,500     55,313,600     44,327,900
                                      -----------    -----------     -----------    -----------    -----------
Costs and expenses:
  Cost of sales
     Hardware and related software     20,751,800     14,455,200      32,466,600     20,574,200     16,355,900
     Service                            5,103,000      3,303,700       6,980,900      4,617,400      3,718,200
                                      -----------    -----------     -----------    -----------    -----------
     Total cost of sales               25,854,800     17,758,900      39,447,500     25,191,600     20,074,100
  Selling, general and
     administrative expenses           14,291,000     10,406,300      22,858,800     16,880,600     14,930,200
  Research and development expenses     2,177,100      1,614,100       3,392,300      2,901,200      2,571,800
  Depreciation and amortization           702,400        575,200       1,244,000        931,100        967,600
                                      -----------    -----------     -----------    -----------    -----------
     Total costs and expenses          43,025,300     30,354,500      66,942,600     45,904,500     38,543,700
                                      -----------    -----------     -----------    -----------    -----------
Income from operations                  8,570,700      5,360,000      12,321,900      9,409,100      5,784,200
Non-operating income (expense):
  Interest income                         481,500        297,200         651,400        366,500        501,800
  Interest expense                       (191,000)       (28,200)       (188,300)       (54,600)       (81,500)
  Minority interest                            --             --              --        (41,600)       (33,500)
  Other income (expense), net
    (Note 11)                             130,900       (108,000)       (201,100)      (931,600)      (119,300)
                                      -----------    -----------     -----------    -----------    -----------
Income before taxes and equity in
  net earnings of affiliates            8,992,100      5,521,000      12,571,200      8,747,800      6,051,700
Income taxes (Note 10)                  3,078,600      1,736,400       3,982,200      3,033,900      2,108,900
                                      -----------    -----------     -----------    -----------    -----------
Income before equity in net
  earnings of affiliates                5,913,500      3,784,600       8,589,000      5,713,900      3,942,800
Equity in net earnings of
  affiliates                                2,100         34,000          98,300         46,000         76,100
                                      -----------    -----------     -----------    -----------    -----------
Net income                            $ 5,915,600    $ 3,818,600     $ 8,687,300    $ 5,759,900    $ 4,018,900
                                      ===========    ===========     ===========    ===========    ===========
Net income per common and common
  equivalent share                          $0.74          $0.48           $1.10          $0.74          $0.53
                                            -----          -----           -----          -----          -----
                                            -----          -----           -----          -----          -----
Weighted-average number of common
  and common equivalent shares
  outstanding                           7,949,641      7,885,610       7,910,619      7,806,773      7,639,536
                                      ===========    ===========     ===========    ===========    ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                     MICROS SYSTEMS, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                       ACCUMULATED
                                                                                           FOREIGN
                                  COMMON STOCK                                            CURRENCY
                             ----------------------       CAPITAL IN       RETAINED    TRANSLATION
                                 SHARES      AMOUNT    EXCESS OF PAR       EARNINGS     ADJUSTMENT          TOTAL
                             ----------    --------    -------------    -----------    -----------    -----------
Balance, June 30, 1991        7,384,768    $184,600     $11,664,600     $ 7,359,100     $      --     $19,208,300
Stock issued upon exercise
  of options                     94,302       2,400         168,100              --            --         170,500
Income tax benefit from
  stock options exercised            --          --         161,100              --            --         161,100
Net income for the year              --          --              --       4,018,900            --       4,018,900
                              ---------    --------     -----------     -----------     ---------     -----------
Balance, June 30, 1992        7,479,070     187,000      11,993,800      11,378,000            --      23,558,800
Stock issued upon exercise
  of options                    175,391       4,400         439,100              --            --         443,500
Income tax benefit from
  stock options exercised            --          --         294,300              --            --         294,300
Net income for the year              --          --              --       5,759,900            --       5,759,900
Accumulated foreign
  currency translation
  adjustment                         --          --              --              --       (86,100)        (86,100)
                              ---------    --------     -----------     -----------     ---------     -----------
Balance, June 30, 1993        7,654,461     191,400      12,727,200      17,137,900       (86,100)     29,970,400
Stock issued upon exercise
  of options                    133,116       3,300         676,900              --            --         680,200
Income tax benefit from
  stock options exercised            --          --         356,700              --            --         356,700
Net income for the year              --          --              --       8,687,300            --       8,687,300
Accumulated foreign
  currency translation
  adjustment                         --          --              --              --       243,300         243,300
                              ---------    --------     -----------     -----------     ---------     -----------
Balance, June 30, 1994        7,787,577     194,700      13,760,800      25,825,200       157,200      39,937,900
Stock issued upon exercise
  of options                     56,184       1,400         268,000              --            --         269,400
Income tax benefit from
  stock options exercised            --          --         345,500              --            --         345,500
Net income for the period            --          --              --       5,915,600            --       5,915,600
Accumulated foreign
  currency translation
  adjustment                         --          --              --              --       (13,400)        (13,400)
                              ---------    --------     -----------     -----------     ---------     -----------
Balance, December 31, 1994
  (unaudited)                 7,843,761    $196,100     $14,374,300     $31,740,800     $ 143,800     $46,455,000
                              =========    ========     ===========     ===========     =========     ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                     MICROS SYSTEMS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                           SIX MONTHS ENDED
                                             DECEMBER 31,                       YEAR ENDED JUNE 30,
                                      --------------------------     -----------------------------------------
                                             1994           1993            1994           1993           1992
                                      -----------    -----------     -----------    -----------    -----------
                                             (UNAUDITED)
Cash flows from operating
  activities:
Net income                            $ 5,915,600    $ 3,818,600     $ 8,687,300    $ 5,759,900    $ 4,018,900
Adjustments to reconcile net income
  to net cash provided by operating
  activities:
  Depreciation and amortization           702,400        575,200       1,244,000        931,100        967,600
  Amortization of capitalized
     software development costs           252,300        166,700         438,800        140,700        175,900
  Provision for losses on accounts
     receivable                           184,600        128,500         273,700        240,100        244,900
  Provision for inventory
     obsolescence                         274,800        193,600         564,200        150,000        241,600
  Provision for loss on short-term
     investment                                --             --              --        148,400         29,500
  Undistributed earnings from
     equity investments                    (2,100)       (34,000)        (98,300)       (46,000)       (76,100)
  Provision for deferred income
     taxes                               (501,000)            --        (398,500)       368,500        269,600
  Currency translation (gain) loss
     on equity investment and loan
     receivable                          (149,000)        98,600        (446,000)       462,200             --
  Changes in assets and
     liabilities:
     Increase in accounts
       receivable                      (2,387,700)    (1,312,800)     (5,837,100)    (2,378,300)    (1,188,500)
     Increase in inventories             (614,900)    (2,660,300)     (3,633,100)    (2,241,500)      (327,000)
     (Increase) decrease in prepaid
       expenses and other assets         (949,100)       328,000         407,300       (115,000)        33,100
     (Decrease) increase in
       accounts payable                  (512,300)      (902,100)        605,300      1,338,200         30,100
     Increase (decrease) in accrued
       expenses and other current
       liabilities                      1,511,200     (1,662,300)      2,732,900      1,105,800      1,235,200
     Decrease in income taxes
       payable                            (92,400)      (577,300)       (653,200)      (176,500)       (85,900)
     (Decrease) increase in
       deferred
       service revenue                   (540,500)        (3,400)        680,400       (485,100)     1,055,800
                                      -----------    -----------     -----------    -----------    -----------
       Total adjustments               (2,823,700)    (5,661,600)     (4,119,600)      (557,400)     2,605,800
                                      -----------    -----------     -----------    -----------    -----------
Net cash provided by (used in)
  operating activities                $ 3,091,900    $(1,843,000)    $ 4,567,700    $ 5,202,500    $ 6,624,700
                                      -----------    -----------     -----------    -----------    -----------

   The accompanying notes are an integral part of the consolidated financial statements.

                     MICROS SYSTEMS, INC. AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                                           SIX MONTHS ENDED
                                             DECEMBER 31,                       YEAR ENDED JUNE 30,
                                      --------------------------     -----------------------------------------
                                             1994           1993            1994           1993           1992
                                      -----------    -----------     -----------    -----------    -----------
                                             (UNAUDITED)
Cash flows from investing
  activities:
  Purchases of property, plant and
     equipment                        $(1,395,900)   $  (377,800)    $(1,224,900)   $  (653,400)   $  (437,600)
  Dispositions of property, plant
     and equipment                             --             --          87,600           (400)        51,700
  Capitalized software development
     costs                                     --       (196,900)       (196,900)      (802,900)      (711,700)
  Purchase of net district assets              --       (245,300)       (245,300)            --       (100,000)
  Purchase of equity interest in
     investee                          (3,417,800)      (382,600)       (408,300)    (3,374,500)      (271,500)
  (Purchase) sale of short-term
     investments                               --             --              --      5,846,600     (6,024,500)
  (Purchase) sale of long-term
     investments                               --             --              --      1,000,100     (1,000,100)
  Proceeds from loan to investee        3,223,000             --              --             --             --
  Loan to investee                       (604,600)            --              --     (3,159,600)            --
  Dividends received from
     affiliates                           210,100         31,500          31,500             --             --
  Proceeds from sale of affiliate
     stock                                     --        112,600         108,500             --             --
  Net cash received in acquisitions            --             --              --        262,100             --
                                      -----------    -----------     -----------    -----------    -----------
     Net cash used in investing
       activities                      (1,985,200)    (1,058,500)     (1,847,800)      (882,000)    (8,493,700)
                                      -----------    -----------     -----------    -----------    -----------
Cash flows from financing
  activities:
  Principal payments on long-term
     debt                                (226,800)       (95,400)       (186,600)      (130,000)      (130,000)
  Principal payments on capital
     lease obligation                          --             --         (70,500)       (48,900)       (43,100)
  Proceeds from issuance of stock         269,400        460,300         680,200        443,500        170,500
  Income tax benefit from stock
     options exercised                    345,500         96,500         356,700        294,300        161,100
                                      -----------    -----------     -----------    -----------    -----------
     Net cash provided by financing
       activities                         388,100        461,400         779,800        558,900        158,500
                                      -----------    -----------     -----------    -----------    -----------
Net increase (decrease) in cash and
  cash equivalents                      1,494,800     (2,440,100)      3,499,700      4,879,400     (1,710,500)
Cash and cash equivalents at
  beginning of period                  16,339,100     12,839,400      12,839,400      7,960,000      9,670,500
                                      -----------    -----------     -----------    -----------    -----------
Cash and cash equivalents at end of
  period                              $17,833,900    $10,399,300     $16,339,100    $12,839,400    $ 7,960,000
                                      ===========    ===========     ===========    ===========    ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                     MICROS SYSTEMS, INC. AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

Supplemental disclosure of cash flow information:

Details of businesses acquired in purchase transactions were as follows:

                                                                          YEAR ENDED JUNE 30,
                                                               -----------------------------------------
                                                                     1994           1993            1992
                                                               ----------     -----------     ----------
    Fair value of assets acquired                                      --     $ 4,187,900             --
    Liabilities assumed                                                --       2,419,000             --
    Cash paid for acquisitions                                         --       1,737,700             --
    Less cash acquired                                                 --      (1,999,800)            --
    Net cash received in acquisitions                                  --        (262,100)            --

                                            SIX MONTHS
                                        ENDED DECEMBER 31,                    YEAR ENDED JUNE 30,
                                     -------------------------     -----------------------------------------
                                           1994           1993           1994           1993            1992
                                     ----------     ----------     ----------     -----------     ----------
                                     (UNAUDITED)
Cash paid during the period for:
  Interest                           $  203,600     $   23,300     $  171,100     $    46,100     $   83,800
  Income taxes                       $3,380,200     $2,188,200     $4,729,400     $ 2,534,100     $1,877,800

Supplemental schedule of noncash financing and investing activities:

The purchase of net district assets (assets purchased from a dealer) in August, 1991 included a cash payment of $100,000 and the release of the seller from obligations of $118,000 in trade receivables owed to the Company.

The purchase of district assets in September, 1993 included a cash payment of $245,300 and the issuance of a promissory note in the amount of $500,000. Annual payments in the amount of $100,000 began on September 30, 1994 and are due on September 30 of each succeeding year thereafter through September 30, 1998. The unamortized discount on the note, based on an imputed annual interest rate of 5.75%, is $57,600 at June 30, 1994 and $46,500 (unaudited) at December 31, 1994.

A capital lease obligation of $3,837,800 was incurred in January, 1994 when the Company entered into a lease for office space.

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Short-term investments are those with maturities in excess of three months, but less than one year, from the date of purchase. These interest-bearing investments are readily convertible to cash and are valued at lower of cost or market.

   The accompanying notes are an integral part of the consolidated financial statements.

                     MICROS SYSTEMS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        FOR THE SIX MONTHS ENDED DECEMBER 31, 1994 AND 1993 (UNAUDITED)
              AND FOR THE YEARS ENDED JUNE 30, 1994, 1993 AND 1992

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Description of business
MICROS Systems, Inc. is a majority-owned subsidiary (62.3% at June 30, 1994 and 61.8% at December 31, 1994) of Westinghouse Electric Corporation ("Westinghouse"). (References to "MICROS" or the "Company" herein include the operations of MICROS Systems, Inc. and its subsidiaries on a consolidated basis.) The Company is a leading worldwide designer, manufacturer, supplier and servicer of point-of-sale ("POS") computer systems for hospitality providers, principally full service and fast food restaurants, including restaurants located in hotels and other lodging establishments. The Company also markets and distributes property management information systems ("PMS") products which provide reservation, guest accounting and other information management capabilities to hotels and other lodging establishments.

Unaudited quarterly information
The unaudited information as of December 31, 1994 and for the six months ended December 31, 1994 and 1993, included in these financial statements, in the opinion of management, contains all adjustments, consisting only of normal, recurring adjustments, necessary to present fairly the results of operations and financial position for such periods and at such date.

Principles of consolidation
The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries.
All significant intercompany accounts and transactions have been eliminated.

Minority interest
The Company owns 60% of the capital stock of Micros Systems AG (Ltd.), a company organized under the laws of Switzerland.

On May 12, 1993, MICROS acquired a majority interest in three subsidiaries of Fidelio Software GmbH ("Fidelio GmbH"), a supplier of hotel property management systems, which control the distribution rights of Fidelio GmbH products in North, South and Central America, the United Kingdom and France. The total purchase price, including net liabilities assumed and capitalized expenses, was $1,926,900, of which $1,226,100 represents goodwill which is being amortized over 10 years, for 90% of the capital stock of Fidelio Software Corporation, a Delaware corporation, 80% of Fidelio Software UK Limited, a company organized under the laws of England and Wales, and 80% of Fidelio France S.A., a company organized under the laws of France. In October, 1993, the Company sold a 29% interest in Fidelio France S.A. to an affiliate. The Company now owns 51% of the stock of Fidelio France S.A. directly, and has an additional 12.67% interest indirectly through such affiliate and through Fidelio GmbH. In addition, a capital contribution of $296,800 was made in fiscal 1994 to Fidelio France S.A. by an affiliate.

Foreign currency translation
Assets and liabilities denominated in foreign currencies are translated to U.S. dollars at period-end exchange rates and all income and expense accounts are translated at average exchange rates. Net translation gains and losses are reflected in income for parent company assets denominated in foreign currencies and foreign operations where the functional currency is considered to be the U.S. dollar.

Effective January 1, 1993, the Company determined that the functional currency for several foreign entities should be changed from the U.S. dollar to the local currency, as cash flows and financing activities of these entities are increasingly denominated in foreign currencies. Accordingly, assets and liabilities are translated at period-end exchange rates and all income and expense accounts are translated at average exchange rates. Net translation exchange gains and losses are excluded from net earnings and accumulated in a separate component of shareholders' equity.

Revenue recognition
Revenue from product sales is recognized at the time of shipment with a provision for estimated returns and allowances and classified as "hardware and related software" revenue in the Consolidated Statements of Operations. Revenue from

                     MICROS SYSTEMS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        FOR THE SIX MONTHS ENDED DECEMBER 31, 1994 AND 1993 (UNAUDITED)
        AND FOR THE YEARS ENDED JUNE 30, 1994, 1993 AND 1992 (CONTINUED)

the installation of products is recognized upon the completion of the installation of the product as acknowledged by the customer and is classified as "service" revenue in the Consolidated Statements of Operations.

Service contract revenue is initially recorded as deferred service revenue and, to the extent not remitted to the dealers and distributors which provide such services for certain customers, is reflected in operating income on a pro rata basis over the contract term, which is generally one year. Service contract revenue is classified as "service" revenue in the Consolidated Statements of Operations.

Inventories
Inventories are stated at the lower of cost or market. Cost is determined principally by the first-in, first-out method.

Property, plant and equipment
Property, plant and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred, and the costs of additions and betterments are capitalized. Depreciation is provided in amounts which amortize costs over the useful lives of the related assets, generally three to ten years for equipment and 40 years for buildings and building improvements, utilizing the straight-line method.

Leasehold improvements are amortized over the terms of the respective leases or service lives of the improvements, whichever is shorter.

Warranties
A majority of the Company's products are under warranty for defects in material and workmanship for a one-year period. The Company establishes an accrual for estimated warranty costs at the time of sale.

Capitalized computer software development costs
The Company capitalizes software development costs in accordance with Statement of Financial Accounting Standards No. 86. Software development costs incurred prior to establishing technological feasibility are charged to operations and included in research and development expenses. Software development costs incurred after establishing technological feasibility, and purchased software costs, are capitalized and amortized on a product-by-product basis when the product is available for general release to customers. Annual amortization, charged to cost of sales, is the greater of the amount computed using the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product or the straight-line method over the remaining estimated economic life of the product.

Research and development expenses
Expenditures for research and development not capitalized as described above are charged to operations as incurred.

Goodwill
The excess of cost over fair market value of net assets acquired is amortized on a straight-line basis over periods ranging from three to ten years.

Investments
The investment in D.A.C. Systemes/MICROS France is carried on the equity basis because the Company is considered to exercise significant influence over the investee through distribution and management agreements (see Note 3).

The investment in Fidelio GmbH was carried on the cost basis until October 4, 1994 and has been accounted for on the equity basis subsequent to that date. Financial statements prior to October 4, 1994 have not been restated to the equity method because it would not have produced a materially different result (see Note 3).

Financing costs related to long-term debt
Costs associated with financing long-term debt are amortized over the term of the related debt.

                     MICROS SYSTEMS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        FOR THE SIX MONTHS ENDED DECEMBER 31, 1994 AND 1993 (UNAUDITED)
        AND FOR THE YEARS ENDED JUNE 30, 1994, 1993 AND 1992 (CONTINUED)

Advertising costs
The Company's policy for accounting for advertising is to expense costs as incurred. Advertising expenses for fiscal 1994, 1993, and 1992 were $1,224,800, $820,100, and $602,300, respectively. Advertising expenses for the six months ended December 31, 1994 and 1993 were $745,600 (unaudited) and $588,800 (unaudited), respectively.

Income taxes
Deferred taxes have been provided to reflect temporary differences between the financial statement and the tax return recognition of certain items.

In February, 1992, the Financial Accounting Standards Board issued its Statement No. 109 (SFAS 109), Accounting for Income Taxes. SFAS 109 changed the method of accounting for income taxes from the deferred method (APB 11) to an asset and liability approach. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. MICROS adopted SFAS 109 effective for the first quarter of fiscal 1994. Adoption did not have a material effect on the Company's consolidated financial position or results of operations. However, first quarter earnings for fiscal 1994 include a credit for tax changes enacted on August 10, 1993. These changes decreased the quarter's tax provision by $178,200 (unaudited) attributable to the retroactive reinstatement of the Research Tax Credit.

Net income per common and common equivalent share
Net income per common and common equivalent share is computed based on the weighted-average number of common and common equivalent shares outstanding during each period. For purposes of this computation, the Company's outstanding stock options are considered common stock equivalents.

Reclassifications

Certain prior period reclassifications have been made to conform to current period classifications.

2. INVENTORIES:

The components of inventories are as follows:

                                                                                   JUNE 30,
                                                          DECEMBER 31,     -------------------------
                                                                  1994            1994          1993
                                                       ---------------     -----------    ----------
                                                       (UNAUDITED)
     Raw materials                                       $ 2,578,000       $ 1,915,700    $1,760,200
     Work-in-process                                       1,683,200         1,319,400     1,478,900
     Finished goods                                        6,320,200         6,951,700     3,847,600
                                                         -----------       -----------    ----------
                                                         $10,581,400       $10,186,800    $7,086,700
                                                         ===========       ===========    ==========

3. INVESTMENTS AND NOTE RECEIVABLE:

In fiscal 1992, the Company purchased a 15% interest in D.A.C. Systemes of Paris, France (now D.A.C. Systemes/ MICROS France), a MICROS distributor which markets hospitality-related products to hotels and restaurants throughout France and services such products. An additional 8% interest was purchased in October, 1993. The equity interests were acquired at an aggregate cost of $628,300, of which $383,300 represents goodwill which is being amortized over 10 years. The total goodwill amortized in the first six months of fiscal 1995 was $19,000 and in fiscal 1994, 1993, and 1992 was $32,300, $15,100 and $15,100, respectively.

On May 12, 1993, MICROS purchased 15% of the capital stock of Fidelio GmbH of Munich, Germany for $3,374,500 and received an option to buy an additional 15% interest from individual shareholders for a fixed amount of DM 5,000,000, which was exercised on October 4, 1994. Additionally, the Company has the right to acquire all or part of the remaining shares of Fidelio GmbH on or before December 31, 1999, at a price to be determined based on an agreed upon formula. MICROS had accounted for its 15% investment as of September 30, 1994 under the cost method.

                     MICROS SYSTEMS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        FOR THE SIX MONTHS ENDED DECEMBER 31, 1994 AND 1993 (UNAUDITED)
        AND FOR THE YEARS ENDED JUNE 30, 1994, 1993 AND 1992 (CONTINUED)

However, effective October 4, 1994, the 30% investment is accounted for under the equity method. Included in the aggregate purchase price of the Company's 30% investment in Fidelio GmbH is approximately $5.7 million representing goodwill at October 4, 1994, which is being amortized over 10 years beginning on that date. The investment was not restated as of September 30, 1994 since it would not have produced a materially different result.

Additionally, on May 12, 1993, MICROS granted a loan to Fidelio GmbH in the amount of DM 5,000,000. The loan bore interest at 7% per annum and was repaid upon exercise of the option to acquire the additional 15% interest in Fidelio GmbH. In connection with its increase in ownership of Fidelio GmbH in October, 1994 from 15% to 30%, the Company loaned Fidelio GmbH DM 900,000, which bears interest at a variable rate, and is obligated to make additional loans of up to DM 600,000, all of which loans are to be repaid by December 31, 2000. The obligation of the Company to make the further loans to Fidelio GmbH is conditioned on Fidelio GmbH's other shareholders increasing their current loans to Fidelio GmbH from DM 2.1 million to an aggregate amount of up to DM 3.5 million.

As a result of the fiscal 1993 investment and loan being realizable only in Deutsche Marks, MICROS was subject to currency risks between the Deutsche Mark and the U.S. dollar through September 30, 1994. As a result of this investment and loan, a foreign currency translation gain of $143,000 (unaudited) and a loss of $98,600 (unaudited) was recognized in the six months ended December 31, 1994 and 1993, respectively. A currency translation gain of $446,000 and a loss of $462,200 were recognized in fiscal 1994 and 1993, respectively. MICROS continues to be subject to currency risks between the Deutsche Mark and U.S. dollar with respect to the DM 900,000 loan which is realizable only in Deutsche Marks and which is to be repaid by December 31, 2000. The Company does not engage in any foreign exchange hedging.

4. OTHER ASSETS:

Other assets consist of the following:

                                                                                        JUNE 30,
                                                               DECEMBER 31,     ------------------------
                                                                       1994           1994          1993
                                                              -------------     ----------    ----------
                                                             (UNAUDITED)
    Capitalized computer software development costs,
      net of accumulated amortization of $1,624,200
      (unaudited) at December 31, 1994, $1,371,900 at
      June 30, 1994 and $933,100 at June 30, 1993             $1,495,700        $1,748,000    $1,989,900
    Purchased software, net of accumulated amortization
      of $525,000 at June 30, 1993                                    --                --       105,000
    Goodwill, net of accumulated amortization of
      $177,400 (unaudited) at December 31, 1994,
      $445,200 at June 30, 1994 and $297,800 at
      June 30, 1993                                              827,700         1,191,500     1,350,200
    Net district intangible assets                               458,300           524,500            --
    Deferred financing costs (see Note 6)                         99,100           103,500       112,400
    License fee, net of accumulated amortization of
      $50,000 (unaudited) at December 31, 1994                   250,000                --            --
    Other                                                        137,900           123,700       116,400
                                                              ----------        ----------    ----------
                                                              $3,268,700        $3,691,200    $3,673,900
                                                              ==========        ==========    ==========

The total computer software development costs capitalized in fiscal 1994, 1993, and 1992 were $196,900, $802,900, and $711,700, respectively. The total costs amortized and charged to operations in fiscal 1994, 1993, and 1992 were $438,800, $140,700, and $175,900, respectively.

5. LINE OF CREDIT:

The Company has a $10,000,000 committed line of credit, effective January 1, 1994, bearing interest at the bank's prime rate minus one quarter of one percent, which expires February 28, 1995. Under the terms of the loan agreement, the Company may borrow up to $10,000,000 less the amount of outstanding letters of credit. Amounts outstanding under the line are payable on demand and are not secured by the assets of the Company. The agreement requires the Company

                     MICROS SYSTEMS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        FOR THE SIX MONTHS ENDED DECEMBER 31, 1994 AND 1993 (UNAUDITED)
        AND FOR THE YEARS ENDED JUNE 30, 1994, 1993 AND 1992 (CONTINUED)

to maintain certain levels of working capital and tangible net worth and a minimum debt to worth ratio. In addition, the agreement limits the incurrence of additional indebtedness and prohibits the Company's payment of cash dividends. Prior to January 1, 1994, the Company had a similar line of credit with the same bank with a borrowing capacity of $10,000,000. There have been no borrowings under the line of credit during either of fiscal 1993 or fiscal 1994 or subsequent thereto, although there was a $45,800 letter of credit issued thereunder and outstanding at June 30, 1993. The Company has recently signed a commitment letter to increase the line to $15.0 million and to extend the term through December 31, 1996.

6. LONG-TERM DEBT:

The components of long-term debt are as follows:

                                                                                    JUNE 30,
                                                           DECEMBER 31,     ------------------------
                                                                   1994           1994          1993
                                                         --------------     ----------    ----------
                                                         (UNAUDITED)
     Note payable to bank                                 $1,396,000        $1,461,000    $1,591,000
     Note payable for net district assets                    353,500           442,400            --
     Capitalized lease obligation on computer
       equipment,
       due in monthly installments through 1993                   --                --         8,800
     Obligation to minority shareholder (Note 12)             91,200           123,300       180,000
                                                          ----------        ----------    ----------
                                                           1,840,700         2,026,700     1,779,800
     Less current portion                                    210,000           218,900       133,800
                                                          ----------        ----------    ----------
                                                          $1,630,700        $1,807,800    $1,646,000
                                                          ==========        ==========    ==========

In June, 1989, the Company refinanced its Industrial Revenue Bond (IRB) obligation. Variable Rate Revenue Refunding Bonds were issued by Prince George's County, Maryland in the amount of $2,111,000, the then outstanding principal balance of the IRB, and were sold to a bank which acted as the remarketing agent of the bonds. The interest rate on the note payable to the bank, which was issued in connection with the Company's IRB obligation, is a variable rate set weekly by the bank based on prevailing market conditions with a maximum rate of 15%. On December 31, 1994 and June 30, 1994, the effective interest rates were approximately 7.0% (unaudited) and 4.1%, respectively. The Company is repaying the debt in equal monthly principal payments plus interest through January, 2006. The loan, which is collateralized by property, plant and equipment, is subject to certain debt covenants similar to those contained in the line of credit agreement (see Note 5).

In September, 1993, as part of the purchase of district assets, the Company issued a promissory note in the amount of $500,000. Annual payments in the amount of $100,000 began on September 30, 1994 and are due on September 30 of each succeeding year thereafter through September 30, 1998. The unamortized discount on the note, based on an imputed annual interest rate of 5.75%, was $46,500 (unaudited) at December 31, 1994 and $57,600 at June 30, 1994.

Annual maturities of long-term debt are as follows:

                                                                       TWELVE
                                                                       MONTHS
                                                                       ENDING         YEAR ENDING
                                                                     DECEMBER 31,        JUNE 30,
                                                                     ------------    ------------
                                                                     (UNAUDITED)
     1995                                                            $  210,000       $  218,900
     1996                                                               245,700          270,000
     1997                                                               219,400          217,900
     1998                                                               224,600          219,400
     1999                                                               130,000          224,500
     2000 and thereafter                                                811,000          876,000
                                                                     ----------       ----------
                                                                     $1,840,700       $2,026,700
                                                                     ==========       ==========

                     MICROS SYSTEMS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        FOR THE SIX MONTHS ENDED DECEMBER 31, 1994 AND 1993 (UNAUDITED)
        AND FOR THE YEARS ENDED JUNE 30, 1994, 1993 AND 1992 (CONTINUED)

7. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES:

The components of accrued expenses and other current liabilities are as follows:

                                                                                            JUNE 30,
                                                      DECEMBER 31, 1994     ------------------------
                                                      -----------------           1994          1993
                                                         (UNAUDITED)        ----------    ----------
     Payroll and related taxes                           $ 1,775,700        $2,118,200    $1,961,300
     Compensated absences                                    690,800           626,300       436,000
     Commissions                                           2,109,500         1,895,900     1,353,700
     Quantity discounts and credits due customers          1,158,000         1,968,900     1,016,100
     Professional services                                   200,000           155,100       315,400
     Advertising and promotional costs                       286,300           387,000       297,700
     Deposits received from customers                      2,501,500         1,091,700       276,000
     Other                                                 2,834,600         1,750,500     1,236,400
                                                         -----------        ----------    ----------
                                                         $11,556,400        $9,993,600    $6,892,600
                                                         ===========        ==========    ==========

8. COMMITMENTS AND CONTINGENCIES:

Leases
The Company leases office space and equipment under operating leases expiring at various dates through 1999. Rent expense under these leases for fiscal 1994, 1993, and 1992 was $1,170,700, $777,100, and $716,800, respectively.

The Company leases office and warehouse space under a 15-year capital lease as of January, 1994. The cost of the asset is included in land and buildings at $1,000,000 and $2,837,800, respectively, at June 30, 1994. Accumulated depreciation on the building was $70,900 (unaudited) at December 31, 1994 and $35,400 at June 30, 1994.

Future minimum lease commitments at June 30, 1994, are as follows:

             YEAR ENDING      OPERATING         CAPITAL
                JUNE 30,         LEASES           LEASE
    --------------------     ----------     -----------
    1995                     $  602,500     $   350,000
    1996                        418,500         360,500
    1997                        260,900         371,300
    1998                        149,900         382,400
    1999                         69,600         393,900
    2000 and thereafter              --       4,382,500
                             ----------     -----------
                             $1,501,400       6,240,600
                             ==========
    Less amount
      representing
      interest at 7%                          2,464,500
                                            -----------
                                              3,776,100
    Current portion                              88,400
                                            -----------
    Long-term
      obligations under
      capital lease                         $ 3,687,700
                                            ===========

Legal proceedings

MICROS is and has been involved in legal proceedings arising in the normal course of business. The Company is of the opinion, based upon presently available information and the advice of counsel concerning pertinent legal matters, that any resulting liability would not have a material effect on the Company's results of operations or financial position.

                     MICROS SYSTEMS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        FOR THE SIX MONTHS ENDED DECEMBER 31, 1994 AND 1993 (UNAUDITED)
        AND FOR THE YEARS ENDED JUNE 30, 1994, 1993 AND 1992 (CONTINUED)

9. STOCK OPTIONS:

The Company has incentive stock options outstanding which were granted to officers and other key employees pursuant to authorization by the Board of Directors. The exercise price of all options equals the market value on the date of the grant. The options granted become exercisable in three equal, annual installments beginning one year after the date of grant and expire five years from the date of grant. The Company has reserved 329,546 shares as of June 30, 1994 for exercise pursuant to these options.

A summary of changes in outstanding stock options follows:

                                                                       INCENTIVE
                                                                           STOCK      OPTION PRICE
                                                                         OPTIONS         PER SHARE
                                                                    ------------     -------------
     Balance, June 30, 1991                                             375,355      $1.375- 5.000
       Options granted                                                  136,000      $5.875- 7.125
       Options cancelled                                                (19,669)     $1.375- 3.250
       Options exercised                                                (94,302)     $1.375- 3.250
                                                                       --------      -------------
     Balance, June 30, 1992                                             397,384      $1.375- 7.125
       Options granted                                                  117,000      $8.625-12.125
       Options cancelled                                                (10,334)     $5.875- 8.625
       Options exercised                                               (175,391)     $1.375- 6.875
                                                                       --------      -------------
     Balance, June 30, 1993                                             328,659      $1.750-12.125
       Options granted                                                       --                 --
       Options cancelled                                                     --                 --
       Options exercised                                               (133,116)     $1.750- 8.625
                                                                       --------      -------------
     Balance, June 30, 1994                                             195,543      $3.250-12.125
                                                                       ========      =============
     Options exercisable at June 30, 1994                                99,868      $3.250-12.125
                                                                       ========      =============

10. INCOME TAXES:

The components of income tax expense are:

                                                                      YEAR ENDED JUNE 30,
                                                            ----------------------------------------
                                                                  1994           1993           1992
                                                            ----------     ----------     ----------
     Current:
       Federal                                              $3,200,700     $2,112,500     $1,397,400
       State                                                   719,700        465,800        330,500
       Foreign                                                 460,300         87,100        111,400
                                                            ----------     ----------     ----------
                                                             4,380,700      2,665,400      1,839,300
                                                            ----------     ----------     ----------
     Deferred:
       Federal                                                (366,900)       307,100        220,700
       State                                                   (31,600)        61,400         48,900
       Foreign                                                      --             --             --
                                                            ----------     ----------     ----------
                                                              (398,500)       368,500        269,600
                                                            ----------     ----------     ----------
                                                            $3,982,200     $3,033,900     $2,108,900
                                                            ==========     ==========     ==========

                     MICROS SYSTEMS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        FOR THE SIX MONTHS ENDED DECEMBER 31, 1994 AND 1993 (UNAUDITED)
        AND FOR THE YEARS ENDED JUNE 30, 1994, 1993 AND 1992 (CONTINUED)

The total tax provision is different from the amount that would have been recorded by applying the U.S. statutory federal income tax rate to income before taxes. The reconciliation of these differences is as follows:

                                                                            YEAR ENDED JUNE 30,
                                                                           ----------------------
                                                                           1994     1993     1992
                                                                           ----     ----     ----
     At statutory rate                                                     35.0%    34.0%    34.0%
       Increase (decrease) resulting from:
          U.S. federal surtax reduction                                    (.9 )     --       --
          State taxes, net of federal tax benefit                          3.8      4.0      4.1
          Research tax credits                                             (2.9)     --      (3.0)
          Foreign Sales Corporation tax benefit                            (1.2)    (.9 )    (1.1)
          Effect of tax rates in foreign jurisdictions                     1.6      1.3      2.6
          Other                                                            (3.7)    (3.9)    (2.2)
                                                                           ----     ----     ----
       Effective tax rate                                                  31.7%    34.5%    34.4%
                                                                           ====     ====     ====

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At June 30, 1994, the Company had unused tax benefits of $386,700 related to U.S. net operating loss carryforwards for income tax purposes. The tax loss carryforwards (if not utilized against taxable income) expire beginning 2005 and continue through 2009. A valuation allowance of $386,700 has been provided at June 30, 1994 to offset the related deferred tax assets due to uncertainty of realizing the benefit of the loss carryforwards. The operating loss carryforwards were acquired as part of a purchase of a subsidiary, and any realization of the net operating loss carryforwards will result in a reduction of goodwill recorded as part of that acquisition. The following summarizes the significant components of the Company's deferred tax assets and liabilities as of June 30, 1994:

                                                                   ASSETS     LIABILITIES         TOTAL
                                                                ---------     -----------     ---------
Current deferred taxes:
  Bad debt                                                      $ 266,500     $        --     $ 266,500
  Accruals not deductible for tax purposes                        479,500              --       479,500
  Other                                                           178,800              --       178,800
                                                                ---------     -----------     ---------
                                                                $ 924,800     $        --     $ 924,800
                                                                ---------     -----------     ---------
                                                                ---------     -----------     ---------
Non-current deferred taxes:
  Depreciation                                                  $      --     $  (357,000)    $(357,000)
  Capitalized software development costs                               --        (680,000)     (680,000)
  Net operating loss carryforward                                 386,700              --       386,700
  Net operating loss carryforward valuation allowance            (386,700)             --      (386,700)
  Other                                                            84,800              --        84,800
                                                                ---------     -----------     ---------
                                                                $  84,800     $(1,037,000)    $(952,200)
                                                                =========     ===========     =========

                     MICROS SYSTEMS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        FOR THE SIX MONTHS ENDED DECEMBER 31, 1994 AND 1993 (UNAUDITED)
        AND FOR THE YEARS ENDED JUNE 30, 1994, 1993 AND 1992 (CONTINUED)

11. OTHER INCOME (EXPENSE), NET:

Other income (expense), net is comprised of the following items:

                                          SIX MONTHS ENDED
                                            DECEMBER 31,                      YEAR ENDED JUNE 30,
                                       -----------------------       -------------------------------------
                                            1994          1993            1994          1993          1992
                                       ---------     ---------       ---------     ---------     ---------
                                       (UNAUDITED)
Service charges on accounts
  receivable                           $ 144,600     $ 101,400       $ 269,500     $ 253,500     $ 298,800
Prompt payment discounts                (241,600)     (189,000)       (422,100)     (287,200)     (224,600)
Foreign exchange gain (loss)             110,600       (98,600)        402,500      (633,300)       67,600
Legal settlements                             --            --              --      (157,000)           --
Other, net                               117,300        78,200        (451,000)     (107,600)     (261,100)
                                       ---------     ---------       ---------     ---------     ---------
                                       $ 130,900     $(108,000)      $(201,100)    $(931,600)    $(119,300)
                                       =========     =========       =========     =========     =========

12. RELATED PARTY TRANSACTIONS:

The Company has purchased certain raw materials and has contracted for certain sub-assembly operations through Westinghouse, its majority shareholder, to take advantage of more competitive pricing available through off-shore manufacturing locations. The Company estimates that it purchased approximately $1,691,200, $1,543,000, and $1,261,000 in such materials and labor from Westinghouse during fiscal 1994, 1993 and 1992, respectively.

During fiscal 1994, 1993 and 1992, the Company also purchased from Westinghouse and its subsidiaries approximately $667,400, $673,400, and $454,000, respectively, of other products and services, including insurance coverage, office space, office furniture and telecommunications services.

During fiscal 1993 and 1992, the Company sold approximately $779,200 and $615,000, respectively, in products to Hugin Sweda-Austria, under the same terms and conditions offered to other independently-owned dealers/distributors of the Company. Hugin Sweda-Austria is owned, in part, by Peter Unterweger, a Director of the Company until October, 1992.

During fiscal 1994, 1993 and 1992, the Company sold approximately $1,107,500, $946,600, and $1,287,100, respectively, in products to D.A.C. Systemes/MICROS France, under the same terms and conditions offered to other independently-owned dealers/distributors of the Company. D.A.C. Systemes/MICROS France is principally owned by Daniel Cohen, a Director of the Company.

During fiscal 1992, the Company entered into an agreement with Granite Communications, Inc. ("Granite") to purchase certain hardware and communications software for the Company's handheld products to be sold in conjunction with its internally-developed applications software. Granite is an entity affiliated with the Chairman of the Board, Louis M. Brown, Jr., and another Director of the Company, Alan Voorhees, since it was acquired by IDEAS, Inc. in fiscal 1992. In fiscal 1991, the Company had advanced the sum of $220,000 to the predecessor of Granite for the development of a product, and advanced $150,000 in fiscal 1994 to Granite for the development of an additional product. Under the current agreements with Granite, the crediting of the advances is being reflected in product purchases through a reduced price for each unit purchased. During fiscal 1994 and 1993, the Company purchased products from Granite in the amount of $1,301,500 and $863,500, respectively, net of $127,500 and $92,500, respectively, in credits against the advance payment made in 1991. In September, 1994, the Company acquired a license for the technology to develop, manufacture and market the products exclusively in the hospitality food service field, and nonexclusively in the lodging field and certain retail and general merchandise locations.

During fiscal 1993, the Company assumed a liability in the amount of $180,000 to a minority shareholder, payable in equal installments over the ensuing three fiscal years. The liability was assumed as part of the purchase of a majority interest in Fidelio Software Corporation. In addition, the Company has entered into certain software licensing and royalty agreements with Fidelio GmbH through the Company's majority-owned subsidiaries in the U.S., the United Kingdom and France which distribute Fidelio GmbH software products. The terms and conditions of the licensing and royalty agreements are

                     MICROS SYSTEMS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        FOR THE SIX MONTHS ENDED DECEMBER 31, 1994 AND 1993 (UNAUDITED)
        AND FOR THE YEARS ENDED JUNE 30, 1994, 1993 AND 1992 (CONTINUED)

substantially similar to agreements which Fidelio GmbH has with its other distributors. MICROS owns a minority interest in Fidelio GmbH. See Note 3 of Notes to Consolidated Financial Statements.

During fiscal 1994, 1993 and 1992, the Company compensated Louis M. Brown, Jr., Chairman of the Board, $154,000, $35,300 and $21,000, respectively, for consulting services provided to the Company.

13. EMPLOYEE BENEFIT PLAN:

The Company sponsors an employee savings plan which conforms to the provisions of Section 401(k) of the Internal Revenue Code. The Plan covers substantially all full-time employees and allows employees to voluntarily defer a certain percentage of their income through contributions to the Plan. The Company may, at its discretion, elect to contribute to the Plan. Company contributions were made during fiscal 1994, 1993 and 1992 totaling $241,200, $163,800 and $103,100, respectively.

The Company does not have any obligations to past or present employees related to post-employment benefits.

14. GEOGRAPHIC INFORMATION:

The Company currently develops, manufactures, sells and services POS computer systems and markets and distributes PMS software products for the hotel/lodging industry. Foreign sales aggregated approximately 29%, 26%, and 33% of revenue in fiscal 1994, 1993 and 1992, respectively. MICROS products are distributed in the U.S. and internationally, primarily in Europe, through independent dealers/distributors and Company-owned sales and service offices. The Company's principal customers are food and lodging service-related businesses. Economic risks are similar for these businesses in that consumers generally spend more time dining and lodging away from home in robust economies and less time in slow or recessionary economies. The Company's experience with the collections of trade receivables and the sales growth pattern follow general economic conditions. No significant concentration of credit risk exists within any geographic area.

Operations in different geographic areas are as follows:

                                                                         REVENUE (1)
                                                         -------------------------------------------
                                                                1994            1993            1992
                                                         -----------     -----------     -----------
     North America                                       $59,640,800     $43,117,700     $31,569,000
     International                                        19,623,700      12,195,900      12,758,900
                                                         -----------     -----------     -----------
     Revenue                                             $79,264,500     $55,313,600     $44,327,900
                                                         ===========     ===========     ===========

                                                                   INCOME FROM OPERATIONS
                                                         -------------------------------------------
                                                                1994            1993            1992
                                                         -----------     -----------     -----------
    North America                                        $10,604,100      $8,338,200      $4,316,900
    International                                          1,717,800       1,070,900       1,467,300
                                                         -----------      ----------      ----------
    Income from operations                               $12,321,900      $9,409,100      $5,784,200
                                                         ===========      ==========      ==========

                                                                     IDENTIFIABLE ASSETS
                                                         -------------------------------------------
                                                                1994            1993            1992
                                                         -----------     -----------     -----------
    North America                                        $55,904,800     $41,617,800     $31,981,600
    International                                         10,285,800       6,588,900       5,422,700
                                                         -----------     -----------     -----------
    Total identifiable assets                            $66,190,600     $48,206,700     $37,404,300
                                                         ===========     ===========     ===========

(1) Included in North America Revenue are export sales amounting to $3,076,300, $2,404,100, and $1,841,100 for each of the respective years.

                     MICROS SYSTEMS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        FOR THE SIX MONTHS ENDED DECEMBER 31, 1994 AND 1993 (UNAUDITED)
        AND FOR THE YEARS ENDED JUNE 30, 1994, 1993 AND 1992 (CONTINUED)

15. QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

Quarterly financial information for the first and second quarters of fiscal 1995 and for fiscal 1994, 1993 and 1992 is presented in the following tables:

                                                     FIRST          SECOND
1995                                               QUARTER         QUARTER
- ----                                           -----------     -----------
Revenue                                        $24,474,400     $27,121,600
                                               ===========     ===========
Gross margin                                   $12,393,000     $13,348,200
                                               ===========     ===========
Income from operations                         $ 4,104,300     $ 4,466,400
                                               ===========     ===========
Net income                                     $ 3,035,700     $ 2,879,900
                                               ===========     ===========
Net income per common and common equivalent
  share                                        $      0.38     $      0.36
                                               ===========     ===========

STOCK PRICES
- ------------
High                                             33 1/2          41 1/4
Low                                              26 1/4          28 3/4

                                                     FIRST          SECOND           THIRD          FOURTH
1994                                               QUARTER         QUARTER         QUARTER         QUARTER
- ----                                           -----------     -----------     -----------     -----------
Revenue                                        $16,395,600     $19,318,900     $19,281,000     $24,269,000
                                               ===========     ===========     ===========     ===========
Gross margin                                   $ 8,470,700     $ 9,484,900     $ 9,615,000     $12,246,400
                                               ===========     ===========     ===========     ===========
Income from operations                         $ 2,427,600     $ 2,932,400     $ 2,877,800     $ 4,084,100
                                               ===========     ===========     ===========     ===========
Net income                                     $ 2,014,800     $ 1,803,800     $ 2,000,000     $ 2,868,700
                                               ===========     ===========     ===========     ===========
Net income per common and common equivalent
  share                                        $      0.26     $      0.23     $      0.25     $      0.36
                                               ===========     ===========     ===========     ===========
STOCK PRICES
- ------------
High                                             20 1/2          26              29 1/2          27 3/4
Low                                              13 1/2          14 3/4          23 1/4          22 1/2

                                                     FIRST          SECOND           THIRD          FOURTH
1993                                               QUARTER         QUARTER         QUARTER         QUARTER
- ----                                           -----------     -----------     -----------     -----------
Revenue                                        $11,426,800     $13,113,400     $12,272,100     $18,501,300
                                               ===========     ===========     ===========     ===========
Gross margin                                   $ 6,281,400     $ 7,288,100     $ 6,763,400     $ 9,789,100
                                               ===========     ===========     ===========     ===========
Income from operations                         $ 1,364,400     $ 2,314,900     $ 1,764,700     $ 3,965,100
                                               ===========     ===========     ===========     ===========
Net income                                     $ 1,100,100     $ 1,281,700     $ 1,149,800     $ 2,228,300
                                               ===========     ===========     ===========     ===========
Net income per common and common equivalent
  share                                        $      0.14     $      0.16     $      0.15     $      0.28
                                               ===========     ===========     ===========     ===========

STOCK PRICES
- ------------
High                                             10              22 3/4          22 3/4          16
Low                                               7 1/4           9 1/8          11 3/4          13 1/4

                     MICROS SYSTEMS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        FOR THE SIX MONTHS ENDED DECEMBER 31, 1994 AND 1993 (UNAUDITED)
        AND FOR THE YEARS ENDED JUNE 30, 1994, 1993 AND 1992 (CONTINUED)

                                                     FIRST          SECOND           THIRD          FOURTH
1992                                               QUARTER         QUARTER         QUARTER         QUARTER
- ----                                            ----------     -----------      ----------     -----------
Revenue                                         $8,465,900     $11,770,000      $9,765,500     $14,326,500
                                                ==========     ===========      ==========     ===========
Gross margin                                    $4,721,500     $ 6,149,300      $5,305,700     $ 8,077,300
                                                ==========     ===========      ==========     ===========
Income from operations                          $  777,000     $ 1,728,700      $  591,500     $ 2,687,000
                                                ==========     ===========      ==========     ===========
Net income                                      $  599,600     $ 1,202,400      $  405,500     $ 1,811,400
                                                ==========     ===========      ==========     ===========
Net income per common and common equivalent
  share                                         $     0.08     $      0.16      $     0.05     $      0.24
                                                ==========     ===========      ==========     ===========

STOCK PRICES
- ------------
High                                              6 3/8           7 1/4           7 1/2           7 1/2
Low                                               4 5/8           5 5/8           5 3/4           5 3/4

The Company has never paid a dividend. Its current policy is to retain earnings and use funds for the operation and expansion of its business. The Company is a party to a Loan Agreement which prohibits the payment of cash dividends.

                                   MICROS(R)

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The expenses in connection with the distribution of the securities being registered hereby, other than underwriting discounts and commissions, are as follows:

       Securities and Exchange Commission Registration Fee         $ 54,762
      *Legal Fees and Expenses                                      555,000
      *Accountants' Fees and Expenses                               150,000
      *Printing Expenses                                            110,000
      *State Qualification Expenses (including legal fees)           12,500
      *Miscellaneous                                                 17,738
                                                                   --------
      *Total                                                       $900,000
                                                                   ========

- ---------

* Estimated.

All of the expenses in connection with the distribution of the securities registered hereby will be borne by the Selling Stockholder.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Charter, as amended, of MICROS Systems, Inc. ("MICROS" or the "Company") provides that the Company shall indemnify its directors and officers, whether serving the Company or, at its request, another entity, to the fullest extent required or permitted by the general laws of the State of Maryland now or hereafter in force, including the advance of expenses under the procedures provided by such laws. The Company's Charter also provides that the Company shall indemnify its other agents or employees, whether serving the Company or, at its request, another entity, to such an extent as is authorized by the Board of Directors or the By-laws of the Company and as permitted by law.

Section 2-418 of the Maryland General Corporation Law (the "MGCL") requires a corporation (unless its charter provides otherwise) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which such director or officer is a made a party by reason of such director's or officer's service in that capacity. The Charter does not currently exempt the Company from such requirements.

Section 2-418 of the MGCL provides that a corporation may indemnify any director or officer made a party to any proceeding by reason of service in these or certain other capacities against judgments, penalties, fines, settlements and reasonable expenses actually incurred by the director or officer in connection with the proceeding, unless it is established that (i) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty; (ii) the director or officer actually received an improper personal benefit in money, property or services; or (iii) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. Termination of any proceeding by judgment, order or settlement does not create a presumption that the director did not meet the requisite standard of conduct. Termination of any proceeding by conviction, or plea of nolo contendere or its equivalent, or entry of an order of probation prior to judgment, creates a rebuttable presumption that the director did not meet the requisite standard of conduct. Indemnification is not permitted unless authorized for a specific proceeding, after a determination that indemnification is permissible because the requisite standard of conduct designated above has been met.

Under Section 2-418 of the MGCL, a director or officer may not be indemnified by a Maryland corporation in respect of any proceeding by or in the right of the corporation in which such director or officer has been adjudged liable to the corporation or in respect of any proceeding charging improper personal benefit in which such director or officer was adjudged to be liable on the basis that personal benefit was improperly received.

The reasonable expenses incurred by a director who is a party to a proceeding may be paid or reimbursed by the Company in advance of the final disposition of the proceeding upon receipt by the Company of both a written affirmation by the director of his good faith belief that the standard of conduct necessary for indemnification by the Company has been met and a written undertaking by or on behalf of the director to repay the amount if it shall be ultimately determined that the standard of conduct has not been met. This undertaking shall be an unlimited general obligation of the director but need not be secured and may be accepted without reference to financial ability to make the repayment.

The indemnification and advancement of expenses provided or authorized by
Section 2-418 are not exclusive of any other rights to which a director may be entitled under the charter, by-laws, a resolution of stockholders or directors, an agreement or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

Pursuant to Section 2-418 of the MGCL, a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or who, while serving in such capacity, is or was at the request of the corporation serving as a director, officer, partner, trustee, employee or agent of another corporation or legal entity or of an employee benefit plan, against liability asserted against and incurred by such person in any such capacity or arising out of such person's position, whether or not the corporation would have the power to indemnify against liability under Section 2-418. A corporation may provide similar protection, including a trust fund, letter of credit or surety bond, which is not inconsistent with Section 2-418. A subsidiary or an affiliate of the corporation may provide the insurance or similar protection.

Subject to certain exclusions, the directors and officers of the Company and its affiliates are insured against certain liabilities for actions taken in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). The Company is insured, subject to certain retentions and exceptions, to the extent it shall have indemnified the directors and officers for such loss.

In addition, the Company and certain other persons may be entitled under agreements entered into with agents or underwriters to indemnification by such agents or underwriters against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the Company or such persons may be required to make in respect thereof.

ITEM 16. LIST OF EXHIBITS.


     1.      Form of Underwriting Agreement.*
     4a.     Charter of the Company, incorporated herein by reference to Exhibit 3 to the Annual
             Report on Form 10-K of the Company for the fiscal year ended June 30, 1990.
     4b.     By-laws of the Company, incorporated herein by reference to Exhibit 3 to the Annual
             Report on Form 10-K of the Company for the fiscal year ended June 30, 1990.
     4c.     Specimen certificate for Common Stock, incorporated herein by reference to Exhibit 4 to
             Amendment No. 1 to the Registration Statement on Form S-1 of the Company bearing
             Registration No. 2-69969.
     4d.     Stock Unit Purchase Agreement dated as of October 30, 1986 between the Company and the
             Selling Stockholder.*
     5.      Opinion of Ballard Spahr Andrews & Ingersoll.*
     15a.    Letter on Unaudited Interim Financial Information with respect to the report dated
             October 28, 1994.**
     15b.    Letter on Unaudited Interim Financial Information with respect to the report dated
             February 8, 1995.
     23a.    Consent of Price Waterhouse LLP, independent accountants.
     23b.    Consent of Ballard Spahr Andrews & Ingersoll (contained in their opinion filed as
             Exhibit 5 to this Registration Statement).*
     24.     Powers of Attorney.*

- ---------

 * Previously filed.
** Previously filed as Exhibit 15 to Amendment No. 1 to this Registration
   Statement.

ITEM 17. UNDERTAKINGS.

(a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE COMPANY CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT TO THE REGISTRATION STATEMENT (REGISTRATION NO. 33-88768) TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN BELTSVILLE, MARYLAND, ON THIS 6TH DAY OF MARCH, 1995.


                                          MICROS Systems, Inc.

                                          By         /s/ RONALD J. KOLSON
                                              ---------------------------------
                                                       Ronald J. Kolson
                                                       Executive Vice President
                                                       and Chief Operating
                                                       Officer


PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO THE REGISTRATION STATEMENT (REGISTRATION NO. 33-88768) HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON THIS 6TH DAY OF MARCH, 1995.


                    SIGNATURE                                  TITLE
                    ---------                                  -----

                LOUIS M. BROWN, JR.*                 Chairman of the Board and Director
        ----------------------------------
                Louis M. Brown, Jr.

                 A.L. GIANNOPOULOS*                  President and Chief Executive Officer
        ----------------------------------           and Director (Principal executive officer)
                 A.L. Giannopoulos

               /s/ GARY C. KAUFMAN                   Vice President, Finance and
        ----------------------------------           Administration/Chief Financial Officer
                 Gary C. Kaufman                     (Principal financial officer)

              /s/ ROBERTA J. WATSON                  Vice President and Controller
        ----------------------------------           (Principal accounting officer)
                Roberta J. Watson

                   DANIEL COHEN*                     Director
        ----------------------------------
                   Daniel Cohen

               CARROLL H. JOHNSON*                   Director
        ----------------------------------
               Carroll H. Johnson

                ALAN M. VOORHEES*                    Director
        ----------------------------------
                Alan M. Voorhees

                EDWARD T. WILSON*                    Director
        ----------------------------------
                Edward T. Wilson

               /s/ GARY C. KAUFMAN
*By     ----------------------------------
                (Attorney-in-Fact)

                                 EXHIBIT INDEX


     EXHIBIT
     NUMBER                                                                                     PAGE
     -------                                                                                    ----
     1.      Form of Underwriting Agreement.*

     4a.     Charter of the Company, incorporated herein by reference to Exhibit 3 to the
             Annual Report on Form 10-K of the Company for the fiscal year ended June 30,
             1990.

     4b.     By-laws of the Company, incorporated herein by reference to Exhibit 3 to the
             Annual Report on Form 10-K of the Company for the fiscal year ended June 30,
             1990.

     4c.     Specimen certificate for Common Stock, incorporated herein by reference to
             Exhibit 4 to Amendment No. 1 to the Registration Statement on Form S-1 of the
             Company bearing Registration No. 2-69969.

     4d.     Stock Unit Purchase Agreement dated as of October 30, 1986 between the
             Company and the Selling Stockholder.*

     5.      Opinion of Ballard Spahr Andrews & Ingersoll.*

     15a.    Letter on Unaudited Interim Financial Information with respect to the report dated October 28, 1994.**

     15b.    Letter on Unaudited Interim Financial Information with respect to the report dated February 8, 1995.

     23a.    Consent of Price Waterhouse LLP, independent accountants.

     23b.    Consent of Ballard Spahr Andrews & Ingersoll (contained in their opinion filed as Exhibit 5 to this Registration Statement).*

     24.     Powers of Attorney.*


- ---------
 * Previously filed.
** Previously filed as Exhibit 15 to Amendment No. 1 to this Registration
   Statement.